SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2014

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ✓                 Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                      No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.           an announcement regarding proposed share option scheme of a subsidiary and provision of guarantees of China Petroleum & Chemical Corporation (the “Registrant”);
2.           a notice of the first extraordinary general meeting for the year 2014 of the Registrant, as well as the proxy form and the reply slip thereof;

Each made by the Registrant on November 8, 2014.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Petroleum & Chemical Corporation, you should at once hand this circular together with the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

PROPOSED SHARE OPTION SCHEME OF A SUBSIDIARY AND
PROVISION OF GUARANTEES

Notice of convening the EGM to be held at Swissotel Beijing, Hong Kong Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, PRC on Tuesday, 23 December 2014 at 9:00 a.m. are set out on page 52 to page 55 of this circular. The proxy form for use in connection with the EGM is enclosed herewith. Whether or not you are able to attend the EGM, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time designated for convening the EGM. Completion and return of the form of proxy shall not preclude you from attending and voting in person at the EGM or at any adjourned EGM should you so wish.

8 November 2014

CONTENTS

Page

Responsibility Statements		ii

Definitions		1

Letter from the Board		5

I.	Introduction	5

II.	Proposed Shanghai Petrochemical Share Option Scheme	6

III.	Provision of Guarantees	9

IV.	Extraordinary General Meeting	15

Appendix — Information about the Shanghai Petrochemical Share Option Scheme

I.	Definitions	17

II.	Summary of Principal Terms of the Share Option Scheme	20

III.	Details of the Initial Grant	35

IV.	Administrative Measures on the A Share Option Incentive Scheme	41

V.	Administrative Measures for Appraisal under the A Share Option Incentive Scheme	47

Notice of EGM		52

—  i  —

RESPONSIBILITY STATEMENTS

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

—  ii  —

DEFINITIONS

In this circular, unless otherwise indicated in the context, the following expressions have the meaning set out below:

“A Share(s)”	domestic shares with nominal value of RMB1.00 each in the share capital of Sinopec Corp. which are listed on the Shanghai Stock Exchange;

“Board”	the board of directors of Sinopec Corp.;

“B.V. Company”	Sinopec Century Bright Capital Investment (Amsterdam) B.V., a company registered in the Netherlands and wholly-owned by COOP;

“Century Bright”	Sinopec Century Bright Capital Investment Limited, a company registered in Hong Kong, which is wholly-owned by Sinopec Group;

“Century Bright Purchase Agreement”	the sales and purchase agreement in respect of the COOP entered into between Century Bright and Overseas Holding on 30 October 2014;

“Century Bright Transaction”	the acquisition by Overseas Holding of 99% interest in COOP held by Century Bright;

“Chemical Commercial Hong Kong”	Sinopec Chemical Commercial Holding (Hong Kong) Company Limited, a company registered in Hong Kong, which is indirectly wholly-owned by Sinopec Corp.;

“Company” / “Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability;

“Completion Date”	the date of completion of Century Bright Transaction and MIL Transaction;

“COOP”
Sinopec Century Bright Capital Investment (Netherlands) Coöperatief U.A., a company registered in the Netherlands, the interest of which is held as to 99% and 1% by Century Bright and MIL, respectively, as at the date of this circular;

“Deed of Assignment and Assumption”	a deed of assignment and assumption to be entered into between Sinopec Group and Sinopec Corp. on the Completion Date in relation to assignment of certain agreements as specified in this circular;

“Direct Agreement”	an agreement entered into among Sinopec Group, Saudi Aramco, Yanbu Company, Riyad Bank and Air Liquide Arabia LLC on 21 May 2012;

DEFINITIONS

“Directors”	the directors of Sinopec Corp.;

“External Guarantees”
the proposed assignment of obligations by Sinopec Group to Sinopec Corp. to provide guarantees for B.V. Company, UNIPEC and Yanbu Company under Subscription Guarantee, Non-Subscription Guarantee and Direct Agreement;

“Extraordinary General Meeting” / “EGM”
the first extraodinary general meeting of Sinopec Corp. for the year 2014 to be held at Swissotel Beijing, Hong Kong Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, PRC on Tuesday, 23 December 2014 at 9:00 a.m.;

“H Share(s)”	overseas listed foreign shares with nominal value of RMB1.00 each in the share capital of Sinopec Corp. which are listed on the Stock Exchange and traded in Hong Kong dollars;
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;

“Hydrogen Offtake Agreement and Related Arrangements”
Certain hydrogen supply agreement, sublease and ancillary services agreement in relation to the production and supply of hydrogen for Yanbu Refinery Projecct entered into between Yanbu Company and Air Liquide Arabia LLC;

“Independent Shareholders”	Shareholders of Sinopec Corp. other than Sinopec Group and its associates;

“Latest Practicable Date”	6 November 2014;

“MIL”	Milleval International Limited, a company registered in Malaysia and indirectly wholly-owned by Sinopec Group through Century Bright;

“MIL Transaction”	the acquisition of 1% interest in COOP held by MIL by Chemical Commercial Hong Kong;

“Non-Subscription Guarantee”
a guarantee agreement entered into by Sinopec Group, Saudi Aramco and Yanbu Company on 14 January 2012 in relation to provision of guarantees for performance of obligations under Shareholders’ Agreement and the Offtake Agreements;

“Offtake Agreements”
Certain offtake agreements in relation to certain products (i.e. refined oil products, sulphur and petcoke) to be produced and sold by Yanbu Company to UNIPEC after Yanbu Company commences production in the future;

DEFINITIONS

“Overseas Holding”	Sinopec Overseas Investment Holding Limited, registered in Hong Kong and wholly-owned by Sinopec Corp.;

“PRC” or “China”	the People’s Republic of China, for the purpose of this circular, excluding Hong Kong, Macau Special Administrative Region and Taiwan;

“RMB”	Renminbi, the lawful currency of PRC;

“Saudi Aramco”	Saudi Arabian Oil Company, a company established and registered in the Kingdom of Saudi Arabia;

“Shanghai Listing Rules”	Shanghai Stock Exchange Listing Rules;

“Shanghai Petrochemical”
Sinopec Shanghai Petrochemical Company Limited, a company incorporated in the PRC and listed on the Main Board of the Stock Exchange (stock code: 00338) as well as in Shanghai (stock code: 600688) and New York (stock code: SHI);

“Shanghai Petrochemical Share Option Scheme”	the proposed share option scheme to be approved and adopted by Shanghai Petrochemical at its general meeting and class meetings, details of which are set out in Appendix of this circular;

“Share(s)”	ordinary shares in the capital of Sinopec Corp. with a nominal value of RMB1.00 each, comprising the A Shares and the H Shares;

“Shareholders”	holder(s) of the Company’s Share(s);

“Sinopec Group”	China Petrochemical Corporation;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Subscription Guarantee”
a guarantee agreement entered into by Sinopec Group, Saudi Aramco and Yanbu Company on 22 November 2011 in relation to provision of guarantee for performance of obligations by B.V. Company under the Subscription Agreement;

“Transactions”	collectively, Century Bright Transaction and MIL Transaction;

“UNIPEC”	China International United Petroleum & Chemicals Co., Ltd., a company wholly-owned by Sinopec Corp.;

“US$”	United States Dollars, the lawful currency of the United States of America;

DEFINITIONS

“Yanbu Company”
Yanbu Aramco Sinopec Refining Company (YASREF) Limited, a company registered in the Kingdom of Saudi Arabia, which is held as to 37.5% and 62.5% by B.V. Company and Saudi Aramco, respectively, as at the date of this circular; and

“Yanbu Refinery Project”	the refinery project affiliated to and operated by Yanbu Company in the Yanbu Industrial Zone.

LETTER FROM THE BOARD

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Executive Directors	Registered Office:
Li Chunguang	22 Chaoyangmen North Street
Zhang Jianhua	Chaoyang District
Wang Zhigang	Beijing 100728
Dai Houliang	PRC

Non-Executive Directors:
Fu Chengyu Wang Tianpu
Zhang Yaocang Cao Yaofeng
Liu Yun

Independent Non-Executive Directors:
Chen Xiaojin
Ma Weihua
Jiang Xiaoming
Andrew Y. Yan
Bao Guoming
8 November 2014
8 November 2014

To the Shareholders

Dear Sir or Madam,

PROPOSED SHARE OPTION SCHEME OF A SUBSIDIARY AND
PROVISION OF GUARANTEES

I.	INTRODUCTION

The purpose of this circular is to provide you with details of the resolutions to be proposed at the EGM for approval of (i) the proposed Shanghai Petrochemical Share Option Scheme, and (ii) the proposed provision of certain guarantees for UNIPEC and Yanbu Company.

LETTER FROM THE BOARD

Reference is hereby made to (i) the announcement of the Company dated 15 August 2014, regarding the proposed Shanghai Petrochemical Share Option Scheme; and (ii) the announcement of the Company dated 30 October 2014, regarding the proposed provision of certain guarantees for UNIPEC and Yanbu Company.

II.	PROPOSED SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

Shanghai Petrochemical is a non-wholly subsidiary of Sinopec Corp., and the H Shares of which are listed on the Stock Exchange. Sinopec Corp., as at the date of this circular, hold 50.56% of the total issued shares thereof. Shanghai Petrochemical will convene extraordinary general meeting and class meetings on 23 December 2014 to approve its share option scheme, herein known as “Shanghai Petrochemical Share Option Scheme”. In accordance with Rule 17.01(4) of the Hong Kong Listing Rules, the Shanghai Petrochemical Share Option Scheme is also subject to the approval by the Shareholders of Sinopec Corp.

A.	Scope of participants under the Shanghai Petrochemical Share Option Scheme

Eligible participants of the Shanghai Petrochemical Share Option Scheme shall include the directors, senior management members and key business personnel of Shanghai Petrochemical. Key business personnel refers to the employees who have a direct impact on, or contribute prominently to, the overall operational performance and the sustainable development of Shanghai Petrochemical. Under the relevant PRC laws, independent non-executive directors and supervisors of a listed company are not eligible to participate in any share option schemes.

The participants of the proposed initial grant under the Shanghai Petrochemical Share Option Scheme shall include:

i.	directors and senior management members of Shanghai Petrochemical; and

ii.	key business personnel holding core positions in Shanghai Petrochemical.

Such aforesaid participants of the proposed initial grant shall exclude supervisors of Shanghai Petrochemical, independent non-executive directors, directors who do not concurrently hold senior management positions in Shanghai Petrochemical, substantial shareholders holding more than 5% of the shares and the de facto controllers of Shanghai Petrochemical, together with their respective spouses and immediate family members.

None of the directors of Sinopec Corp. or directors of Shanghai Petrochemical is a trustee of the Shanghai Petrochemical Share Option Scheme or has a direct or indirect interest in the trustee of the Shanghai Petrochemical Share Option Scheme.

The proposed initial grant to the directors and senior management members of Shanghai Petrochemical under the Shanghai Petrochemical Share Option Scheme has been approved by the independent non-executive directors of Shanghai Petrochemical. Options to be granted to a director (other than an independent non-executive director), the president of Shanghai Petrochemical or any of

LETTER FROM THE BOARD

their respective associates under each of the further grants shall be approved by the independent non-executive directors of Shanghai Petrochemical. Shanghai Petrochemical further confirms that it will comply with the relevant requirements under Rule 17.04 of the Hong Kong Listing Rules in respect of each of the further grants under the Shanghai Petrochemical Share Option Scheme.

B.	Underlying Shares

Only new A shares of Shanghai Petrochemical will be issued upon exercise of the share options to be granted under the Shanghai Petrochemical Share Option Scheme and no H shares of Shanghai Petrochemical will be issued under the Shanghai Petrochemical Share Option Scheme. In accordance with the relevant provisions under the articles of association of Shanghai Petrochemical, the Shanghai Petrochemical Share Option Scheme shall be approved and adopted by the shareholders of Shanghai Petrochemical at its extraordinary general meeting and at their respective class meetings. As at the latest practicable date used in the circular of Shanghai Petrochemical dated 6 November 2014, no share option scheme has ever been adopted by Shanghai Petrochemical.

Under the Shanghai Petrochemical Share Option Scheme, the total number of underlying shares to be granted shall neither exceed 10% of the total share capital of Shanghai Petrochemical (10,800 million shares) nor exceed 10% of the total A-share capital of Shanghai Petrochemical (7,305 million shares). Shanghai Petrochemical considers that the current 10% limit (i.e. a maximum number of 730.5 million underlying shares may be issued upon exercise of the options) is sufficient for the purpose of the Shanghai Petrochemical Share Option Scheme during its life (10 years). Therefore, Shanghai Petrochemical does not adopt the “refreshment option” under the second paragraph of Note (1) to Rule 17.03(3) of the Hong Kong Listing Rules.

Under the proposed initial grant under the Shanghai Petrochemical Share Option Scheme, the number of share options to be granted by Shanghai Petrochemical to the participants shall be no more than 41,030,000, with the corresponding underlying shares representing 0.38% of the total share capital of Shanghai Petrochemical (10,800 million shares) and 0.56% of the total A-share capital of Shanghai Petrochemical (7,305 million shares), respectively.

The value of all options to be granted under the aforesaid initial grant, taking the latest practicable date used in the circular of Shanghai Petrochemical dated 6 November 2014 as the measurement date. The relevant pricing model and significant assumptions are set out in the Appendix to this circular.

C.	Conditions precedent to the Shanghai Petrochemical Share Option Scheme becoming effective

The adoption of the Shanghai Petrochemical Share Option Scheme is conditional upon:

(a)	the State-owned Assets Supervision and Administration Commission of the State Council of the PRC (“SASAC”) approving the Shanghai Petrochemical Share Option Scheme;

(b)	China Securities Regulatory Commission (“CSRC”) notifying Shanghai Petrochemical that it has no objection to the filing of the Shanghai Petrochemical Share Option Scheme;

LETTER FROM THE BOARD

(c)
the shareholders, the A shareholders and the H shareholders of Shanghai Petrochemical passing a special resolution at each of the extraordinary general meeting, the A shareholders class meeting and the H shareholders class meeting, respectively, to approve the adoption of the Shanghai Petrochemical Share Option Scheme; and

(d)	the shareholders of Sinopec Corp. approving the adoption of the Shanghai Petrochemical Share Option Scheme at the EGM.

As at the latest practicable date used in the circular of Shanghai Petrochemical dated 6 November 2014, SASAC has approved the Share Option Scheme (including the initial grant) and the Shanghai Petrochemical Share Option Scheme (including the aforesaid initial grant) has been filed with the CSRC with no objection. Each of the further grants under the Shanghai Petrochemical Share Option Scheme shall be subject to the filing with SASAC, the no-objection filing with CSRC, and the other applicable requirements and procedures under the relevant PRC laws and regulations at the time of each of the further grants.

D.	Adjustment to the exercise price and number of A shares subject to Shanghai Petrochemical Options

The Shanghai Petrochemical Share Option Scheme has a mechanism for adjustment of the exercise price and/or the number of A shares of Shanghai Petrochemical, in the event of capitalisation of capital reserves, distribution of dividends, subdivision of shares, allotment of shares, reduction of shares, or payment of dividend. The details of such adjustments are set out in the Appendix to this circular.

If the number of share options or the exercise price under the Shanghai Petrochemical Share Option Scheme needs to be adjusted due to a change in the total share capital of Shanghai Petrochemical or for any other reason, such adjustment shall be filed with relevant state-owned assets supervision and administration institution and approved by the board of Shanghai Petrochemical.

E.	Waiver from strict compliance with the Hong Kong Listing Rules granted to Shanghai Petrochemical and Sinopec Corp.

Since the Shanghai Petrochemical Share Option Scheme involves the grant of new shares in Shanghai Petrochemical to be listed on the Shanghai Stock Exchange, Chapter 17 and certain provisions of the Hong Kong Listing Rules are therefore applicable to the Shanghai Petrochemical Share Option Scheme. Since the Shanghai Petrochemical Share Option Scheme involves the grant of A shares, relevant PRC laws and regulations relating to the adoption of share option scheme and grant of share options are also applicable.

Note (1) to Rule 17.03(9) of the Hong Kong Listing Rules requires that the exercise price must be at least the higher of: (i) the closing price of the securities on the date of grant; and (ii) the average closing price of the securities for the five business days immediately preceding the date of grant. However, the relevant PRC laws and regulations require the exercise price shall be the higher of: (i) the closing price of the A shares on the trading day immediately preceding the date of the

LETTER FROM THE BOARD

announcement on the summary of the draft proposal for each grant; and (ii) the average closing price of the A shares for the 30 trading days immediately preceding the date of the announcement on the summary of the draft proposal for each grant.

Since the Shanghai Petrochemical Share Option Scheme involves the issue of A shares of Shanghai Petrochemical only, Shanghai Petrochemical has applied for, and the Hong Kong Stock Exchange has granted to Shanghai Petrochemical and Sinopec Corp., a waiver from strict compliance with Note (1) to Rule 17.03(9) of the Hong Kong Listing Rules.

For details of the determination of the exercise price of the share options under the Shanghai Petrochemical Share Option Scheme, please refer to the Appendix to this circular.

A summary of the principal terms of the Shanghai Petrochemical Share Option Scheme is set out in the Appendix to this circular. A copy of the Shanghai Petrochemical Share Option Scheme is available for inspection at 23rd Floor, Gloucester Tower, 15 Queen’s Road Central, Hong Kong during the normal business hours from the date of this circular up to and including the date of the EGM.

F.	Shareholders’ approval

According to Rule 17.04 of the Hong Kong Listing Rules, Shanghai Petroleum Share Option Scheme shall be subject to the approval by the Shareholders of the Company. The resolution thereof to be approved by way of ordinary resolution shall be voted by poll. To the extent that the Company is aware having made all reasonable enquiries, no shareholder of the Company is required to abstain from voting at the EGM in respect of the resolution to approve the Shanghai Petroleum Share Option Scheme.

G.	Recommendation

The Directors consider that the approvals of the proposed Shanghai Petrochemical Share Option Scheme are in the interest of the Company and its Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the relevant resolution to be proposed at the EGM.

III.	PROVISION OF GUARANTEES

Reference is hereby made to the announcement of the Company dated 30 October 2014, regarding the proposed provision of certain guarantees for UNIPEC and Yanbu Company.

Sinopec Corp. is listed on the Stock Exchange and Shanghai Stock Exchange. Pursuant to the Shanghai Listing Rules and its relevant guidance, external guarantees provided by the listed companies shall be disclosed by way of separate announcement. In addition, according to the Shanghai Listing Rules, in view of that the gearing ratios of UNIPEC and Yanbu Company both exceed 70%, the guarantees provided for UNIPEC and Yanbu Company, as elaborated in more details hereunder, shall be submitted to the general meeting of Sinopec Corp. for consideration and approval.

LETTER FROM THE BOARD

The guarantees to be provided by Sinopec Corp. as specified in this circular will not constitute any notifiable transaction or connected transaction under Chapter 14 and 14A of Hong Kong Listing Rules, therefore are not subject to any reporting, announcement and/or shareholders’ approval requirements under Chapter 14 and 14A of Hong Kong Listing Rules.

A.	Overview of the External Guarantees

(1)	Background of the External Guarantees

The board of directors of Sinopec Corp. has approved the proposal to indirectly acquire from Sinopec Group the entire interest in COOP and then indirectly hold 37.5% equity interests in Yanbu Company (for details, please refer to the Connected Transactions announcement of the Company published on 30 October 2014).

To ensure the business development of the Yanbu Company and to follow the normal business practice, Sinopec Group, when it invested into the Yanbu Company, entered into the Subscription Guarantee, the Non-Subscription Guarantee and the Direct Agreement, and agreed to assume the guarantee obligations under such agreements.

As the related arrangement of the Transactions, pursuant to the Century Bright Purchase Agreement signed between Overseas Holding and Century Bright, as a part of the completion procedures, Sinopec Group and Sinopec Corp. will sign a Deed of Assignment and Assumption on the Completion Date, which shall provide the following, among others:

Sinopec Group shall assign to Sinopec Corp. its obligations in relation to the provision of guarantees for UNIPEC under the Non-Subscription Guarantee and its obligation in relation to the provision of guarantees for Yanbu Company under the Direct Agreement, conditional upon the completion of the Transactions and such External Guarantees being approved at the general meeting of Sinopec Corp..

(2)	Certain External Guarantees proposed to be assumed by Sinopec Corp.

1.	Non-Subscription Guarantee

Sinopec Corp. shall assume from Sinopec Group the guarantee for the performance obligations of B.V. Company under the Shareholders’ Agreement and the guarantee for the performance obligations of UNIPEC under the Offtake Agreements, of which B.V. Company and UNIPEC are the guaranteed parties, and Sandi Aramco and Yanbu Company are the beneficiaries.

2.	Direct Agreement

Sinopec Corp. shall assume from Sinopec Group the guarantee for the performance obligations of Yanbu Company of certain Hydrogen Offtake Agreements and Related Arrangements, of which Yanbu Company is the guaranteed party and Air Liquide Arabia LLC is the beneficiary.

LETTER FROM THE BOARD

(3)	Internal approval procedures of Sinopec Corp.

Resolution on the External Guarantees has been considered and approved on the 21st session of the 5th board meeting of Sinopec Corp..

Pursuant to the Shanghai Listing Rules, in view of that the gearing ratios of UNIPEC and Yanbu Company both exceed 70%, Sinopec Corp. shall submit to its general meeting for approval before providing guarantees for UNIPEC and Yanbu Company.

Pursuant to Century Bright Purchase Agreement, such shareholders’ approval shall not be the condition precedent for the completion of Century Bright Transaction.

B.	Information on the guaranteed parties and their relationships

(1)	Information on the guaranteed parties

As of the date thereof, the information on the guaranteed parties of the External Guarantees which shall be submitted to the general meeting of the Company for approval are set out as follows:

1.	UNIPEC

	Name:	China International United Petroleum & Chemicals Co., Ltd.

	Registered address:	8th Floor, 22, Chaoyangmen North Street, Chaoyang District, Beijing

	Legal representative:	Chen Bo

	Date of incorporation:	2 April 1993

	Registered capital:	RMB3 billion

	Enterprise nature:	Limited liability company (wholly-owned by legal person)

	Substantial shareholder:	Sinopec Corp. holding 100% equity interests

	Principal business:	engaged in proprietary and agent import and export business of various commodities and techniques, including the import and export of crude oil and petroleum products

LETTER FROM THE BOARD

Financial condition:

(a)	Key data of assets and liabilities

Unit: RMB million

Item	31 December 2013	31 July 2014

Total assets	208,005	254,144
Total liabilities	190,589	234,980
Of which: total bank loans	73,413	110,254
Total current liabilities	185,819	230,293

Net assets	17,416	19,164

(b)	Key data in the income statement

Unit: RMB million

Item	2013	January to July 2014

Revenue	1,320,765	729,470
Total profit	3,660	2,398
Net profit	2,856	2,293

2.	Yanbu Company

	Name:	Yanbu Aramco Sinopec Refining Company (YASREF) Limited

	Registered address:	Yanbu, Saudi Arabia

	Date of incorporation:	28 June 2010

	Substantial shareholders:	Saudi Aramco holding 62.5% equity interests and B.V. Company holding 37.5% equity interests

	Principal business:	engaged in the production and sale of gasoline, diesel and petroleum coke, sulphur and benzene

LETTER FROM THE BOARD

Financial condition:

(a)	Key data of assets and liabilities

	Unit: RMB million

Item	31 December 2013	31 July 2014

Total assets	34,318	42,526
Total liabilities	28,636	36,888
Of which: total bank loans	26,046	35,139
Total current liabilities	2,572	1,722

Net assets	5,682	5,639

(b)	Key data in the income statement

In 2013, the revenue of Yanbu Company was nil, its profit before taxation was RMB (204) million, and its net profit/(loss) was RMB (204) million; from January to July in 2014, the revenue of Yanbu Company was nil, its profit before taxation was RMB (109) million, and its net profit/(loss) was RMB (109) million. The negative profits of Yanbu Company are mainly due to the fact that Yanbu Company is in construction completion and commissioning period.

(2)	Relationships between Sinopec Corp. and the guaranteed parties

Upon the completion of the Transactions, UNIPEC will continue to be a directly wholly-owned subsidiary of Sinopec Corp. and Yanbu Company will be indirectly held by Sinopec Corp. of 37.5% interest.

C.	Key Terms of External Guarantees to be submitted to EGM

(1)	Non-Subscription Guarantee (guarantee related to UNIPEC)

On 14 January 2012, Sinopec Group, Saudi Aramco and Yanbu Company entered into the Non-Subscription Guarantee, which provides:

1.	Type of Guarantee: General guarantee;

2.	Guarantee period: 30 years after commencement of production of Yanbu Refinery Project;

3.	Guarantee amount: General performance guarantee with no specific monetary amount;

4.	Guaranteed parties: UNIPEC

LETTER FROM THE BOARD

5.	Beneficiaries: Saudi Aramco and Yanbu Company

6.	Guaranteed obligations: Sinopec Group shall guarantee the performance of the obligations under the Offtake Agreements by UNIPEC.

(2)	Direct Agreement

On 21 May 2012, Sinopec Group, Saudi Aramco, Yanbu Company, Riyad Bank and Air Liquide Arabia LLC entered into the Direct Agreement, which provides:

1.	Type of guarantee: General guarantee;

2.	Guarantee period: 30 years from Yanbu Refinery Project first requires hydrogen from Air Liquide Arabia LLC;

3.	Guarantee amount: General performance guarantee with no specific monetary amount;

4.	Guaranteed party: Yanbu Company

5.	Beneficiary: Air Liquide Arabia LLC

6.
Guaranteed obligations: Sinopec Group shall guarantee the performance by Yanbu Company of certain Hydrogen Offtake Agreement and Related Arrangements in relation to the production and sale of hydrogen for Yanbu Company.

D.	Approval by the Board of Directors

(1)	Opinion of the Board of Directors

On 30 October 2014, Sinopec Corp. held the 21st meeting of the 5th session of the Board of Directors by written resolution. After discussion, all the non-connected directors unanimously approved the resolution on the External Guarantees. The Board agreed to the proposed assignment of guarantees by Sinopec Group to Sinopec Corp. to provide guarantees to B.V. Company, UNIPEC and Yanbu Company under relevant guarantee agreements. The above guarantees are on normal commercial terms and in the interest of the Company on the whole. The risks are controllable and the guaranteed parties are capable of repaying debts. In particular, the guarantees provided for UNIPEC and Yanbu Company need to obtain the approvals on the general meeting of Sinopec Corp.

Fu Chengyu, Wang Tianpu, Zhang Yaocang, Li Chunguang, Cao Yaofeng, Liu Yun, all connected Directors, abstained from voting on the resolutions in respect of the External Guarantees at the board meeting of Sinopec Corp., and Chen Xiaojin, Ma Weihua, Jiang Xiaoming, Andrew Y. Yan and Bao Guoming, all independent non-executive directors, unanimously approved the External Guarantees.

LETTER FROM THE BOARD

(2)	Prior approval and independent opinions from independent directors

The proposed assignment in respect of the External Guarantees by Sinopec Group to Sinopec Corp. constitutes a related-party transaction, which has obtained the prior approval from Chen Xiaojin, Ma Weihua, Jiang Xiaoming, Andrew Y. Yan and Bao Guoming, all independent non-executive Directors, before submission to the Board of Directors for consideration. Those independent non-executive directors have expressed their independent opinions on the External Guarantees that the External Guarantees are on normal commercial terms and in the interests of the Company as a whole, and they agreed to the proposed assignment of External Guarantees by Sinopec Group to Sinopec Corp. to provide guarantees to B.V. Company, UNIPEC and Yanbu Company under relevant guarantee agreements. In particular, the guarantees provided for UNIPEC and Yanbu Company need to obtain the approvals on the general meeting of Sinopec Corp.

E.	Shareholders’ approval

As aforesaid, according to Shanghai Listing Rules, provision of guarantees for UNIPEC and Yanbu Company shall be approved by the independent Shareholders of the Company. The resolution thereof (and related authorisation to be granted to Director of the Company in respect of the implementation of these guarantees) to be approved by way of ordinary resolution shall be voted by poll and Sinopec Group and its related persons (holding approximately 73.87% of the total issued shares of the Company as at the Latest Practicable Date) shall abstain from voting in relation thereto.

F.	Recommendation

The Directors consider that the approvals of the provision of guarantees for UNIPEC and Yanbu Company are in the interest of the Company and its Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the relevant resolution to be proposed at the EGM.

IV.	EXTRAORDINARY GENERAL MEETING

Notice of convening the EGM to be held at Swissotel Beijing, Hong Kong Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, PRC on Tuesday, 23 December 2014 at 9:00 a.m. are set out on page 52 to page 55 of this circular. The proxy form for use in connection with the EGM is enclosed herewith.

Whether or not you intend to attend the EGM in person, you are requested to complete the reply slip in accordance with the instructions printed thereon and return the reply slip by post or by fax or by personal delivery to Sinopec Corp. Board Secretariat (the address is 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, PRC, Fax no.: (+86)10 5996 0386) on or before 3 December 2014. Failure to complete or return the reply slip will not preclude eligible Shareholders from attending and voting in person at the EGM should they so wish.

LETTER FROM THE BOARD

Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM should you so wish. Shareholders (or their proxies) shall vote by poll.

By order of the Board
China Petroleum & Chemical Corporation Huang Wensheng
Vice President and Secretary to the Board

8 November 2014

As of the date of this circular, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

I.	DEFINITIONS

For the purpose of this appendix, unless the context otherwise requires or specifies, the following terms have the meanings set out below (Note: For avoidance of doubt, the definitions as set out below do not apply to other parts (including but not limited to the Letter from the Board) in this circular):

“A Shareholders”	holders of A Shares

“A Shareholders Class Meeting”
the 2014 first A Shareholders Class Meeting of the Company to be held at Jinshan Roller-Skating Stadium, No. 5 Xicheng Road, Jinshan District, Shanghai, the PRC on Tuesday, 23 December 2014 immediately following the conclusion of the EGM or any adjournment thereof to approve and adopt, among other things, the Share Option Scheme (including the initial Grant) pursuant to the Share Option Scheme “A Shares” the A shares of the Company with nominal value of RMB1.00 each

“Articles of Association”	the articles of association of the Company

“Board”	the board of Directors

“Class Meetings”	A Shareholders Class Meeting and H Shareholders Class Meeting

“Company”
Sinopec Shanghai Petrochemical Company Limited, a company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00338) as well as in Shanghai (stock code: 600688) and New York (stock code: SHI)

“Company Law”	Company Law of the PRC, as amended, supplemented or otherwise modified from time to time

“CSRC”	China Securities Regulatory Commission (中國證券監督管理 委員會)

“Director(s)”	the director(s) of the Company

“EGM”
the first extraordinary general meeting of the Company for 2014 to be held at Jinshan Roller-Skating Stqadium, No. 5 Xicheuoj Road, Jinshan District, Shenghai, the PRC on Tuesday 23 December 2014 for the purpose of, among other things, approving the Share Option Scheme

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

“Exercise Price”	the price pre-determined at each Grant of the Options in accordance with the terms of the Share Option Scheme, at which the Participants are able to purchase Underlying Shares

“Grant”	an act by the Company to grant to the Participants Share Options pursuant to the Share Option Scheme

“Grantee”	any Participant who accepts an offer to be granted with Share Options in accordance with the terms of the Share Option Scheme

“Grant Date”	the date on which the Share Options are formally granted to the Participants by the Company pursuant to the Grant which must be a trading day

“Group”	the Company and its subsidiaries

“H Shareholders”	holders of H Shares

“H Shareholders Class Meeting”
the class meeting of H Shareholders to be held at Jinshan Roller-Skating Stadium, No. 5 Xicheng Road, Jinshan District, Shanghai, the PRC on Tuesday, 23 December 2014 immediately after the conclusion of the A Shareholders Class Meeting to approve and adopt, among other things, the Share Option Scheme including the Grant pursuant to the Share Option Scheme

“H Shares”	H shares of the Company with nominal value of RMB1.00 each

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Director’s Proxy Form(s)”
the solicitation proxy forms sent out by Mr. Jin Mingda, an independent non-executive Director, to solicit votes from the Shareholders on the resolutions regarding the Share Option Scheme at the EGM and the Class Meetings

“Latest Practicable Date”	3 November 2014, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

“Option(s)” or “Share Option(s)”
conditional upon the fulfillment of the exercise conditions and other exercise arrangements, an option to subscribe for one A Share at a pre-determined exercise price during the exercise period for such share options

“Participant(s)”	certain Directors, senior management members and other employees of the Company eligible for participating in the Share Option Scheme

“peer benchmark enterprises”
means domestically listed companies which engage in the businesses identical to or partly identical to, or similar to or partly similar to, those conducted by the Company in accordance with the Guidelines for the Industrial Classification of Listed Companies promulgated by and adjusted from time to time by the CSRC

“PRC” or “China”	the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“ROE”	return on equity

“SASAC”	the State-owned Assets Supervision and Administration Commission of the State Council of the PRC (中國國務院國 有資產監督管理委員會)

“Securities Law”	Securities Law of the PRC, as amended, supplemented or otherwise modified from time to time

“Shanghai Stock Exchange”	The Shanghai Stock Exchange

“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange

“Share Incentive Plan Measures”	the Measures for the Administration of Share Incentive Plans of Listed Companies (Trail) (上市公司股權激勵管理辦法)(試 行) promulgated by CSRC in 2005

“Share Option Scheme” or “Scheme”
the proposed share option scheme including the proposed Grant of the Share Options under such scheme to be approved and adopted by the Company for the issue of A Shares to the Grantees, upon the exercise of the Share Options under such scheme

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

“Share(s)”	ordinary shares in the capital of the Company with a nominal value of RMB1.00 each, comprising the A Shares and the H Shares

“Shareholders”	the holder(s) of the Shares, including both A Shares and H Shares

“Sinopec Corp.”
China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00386) as well as in Shanghai (stock code: 600028), London (stock code: SNP) and New York (stock code: SNP)

“Underlying Shares”	new A Shares that the Participants have the right to purchase under the Scheme

“Validity Period”
commencing from the date of granting Share Options to the Participants and ending on the date on which Share Options lapse. Under the Scheme, options under each Grant have a validity period of five years commencing from the Grant Date

“Vesting Date”	the date on which Participants may commence exercise of Share Options which must be a trading day

“%”	per cent.

II.	SUMMARY OF PRINCIPLE TERMS OF THE SHARE OPTION SCHEME

The following is a summary of the principal terms of the Share Option Scheme to be approved and adopted at the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting. It does not form part of, nor is it intended to be part of, the terms of the Share Option Scheme and it should not be taken as affecting the interpretation of the terms of the Share Option Scheme.

1.	PURPOSE

The Directors consider that it is important for the Company to adopt the Share Option Scheme, in order to (i) further establish and improve its operational mechanism; (ii) establish and improve its incentive mechanism for members of the senior management; (iii) advocate the concept of sustainable development jointly achieved by the Company, its management team and key personnel; (iv) effectively incentivise its management team and key personnel; (v) attract and retain talents; (vi) enhance its competitive position in the industry and its core competitiveness; and (vii) ensure the realisation of its development strategy and operational objectives.

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

2.	SCOPE OF PARTICIPANTS AND BASIS FOR DETERMINING THE PARTICIPANTS

Scope of Participants

Eligible Participants shall include the Directors, senior management members and key business personnel of the Company. Key business personnel refers to the employees who have a direct impact on, or contribute prominently to, the overall operational performance and the sustainable development of the Company.

The Participants of the proposed initial Grant under the Scheme shall include:

i.	Directors and senior management members; and

ii.	key business personnel holding core positions.

Such aforesaid Participants of the proposed initial Grant shall exclude supervisors of the Company, independent non-executive Directors, Directors who do not concurrently hold senior management positions in the Company, substantial shareholders holding more than 5% of the Shares and the de facto controllers of the Company, together with their respective spouses and immediate family members.

The total number of the Participants under the proposed initial Grant is 228, representing 1.63% of the total number of the Company’s employees on the payroll in 2013.

Basis for Determining the Participants

The Participants shall be determined in accordance with the relevant provisions of the Company Law, the Securities Law, the Share Incentive Plan Measures, the Hong Kong Listing Rules, the Shanghai Listing Rules and other relevant laws and administrative regulations as well as the Articles of Association, and with respect to the Company’s actual circumstances.

3.	UNDERLYING SHARES AND INCENTIVE METHOD

The Underlying Shares under the Share Option Scheme shall be new A Shares issued by the Company to the Participants. No H Shares will be issued upon the exercise of Share Options to be granted under the Share Option Scheme.

Grant of the Share Options shall be the incentive method of the Share Option Scheme. Within the exercisable period of the Share Options, and subject to the fulfilment of the exercise conditions and the exercise arrangement of the Share Options, each Grant of the Share Options entitles the Grantee to subscribe for one A Share at relevant Exercise Price.

4.	LIFE OF THE SHARE OPTION SCHEME AND MAXIMUM NUMBER OF OPTIONS TO BE GRANTED

The Scheme shall be valid and effective for a period of 10 years. The intervals between each Grant of Share Options shall be no less than two years during the Validity Period.

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

Under the Share Option Scheme, the total number of Underlying Shares to be granted shall neither exceed 10% of the total share capital of the Company (10,800 million shares) nor exceed 10% of the total A-share capital of the Company (7,305 million shares). As at the Latest Practicable Date, no share option scheme has ever been adopted by the Company.

Under the proposed initial Grant, the number of the Share Options to be granted by the Company to the Participants shall be no more than 41,030,000, with the corresponding Underlying Shares representing 0.38% of the total share capital of the Company (10,800 million shares) and 0.56% of the total A-share capital of the Company (7,305 million shares), respectively.

5.	MAXIMUM ENTITLEMENT OF EACH PARTICIPANT

Unless approved by the Shareholders as a special resolution at a general meeting of the Company, the aggregate number of A Shares to be acquired by each Grantee through the Share Option Scheme and other effective share option schemes of the Company (if any) at any time shall not exceed 1% of the total A-share capital of the Company, and the maximum entitlement of each Grantee (including the exercised, cancelled and outstanding Options) within any 12-month period shall not exceed 1% of the total A-share capital of the Company.

The number of Share Options to be granted to each Participant was determined on the basis that the estimated benefit upon exercise of the Share Options will not exceed 30% of his/her total emolument level (including the estimated benefit upon exercise of the Share Options) at the Grant Date. In addition, if the actual benefit obtained by each Participant upon exercise of the Share Options exceeds 40% of his/her total emolument level at the Grant Date, the Share Options granted but not yet exercised shall not be exercisable or the amount of benefit in excess shall be reclaimed by the Company. The total emolument level shall be the aggregated emolument received by the Participant in the previous two years, and an any event shall not exceed the aggregated emolument received in the previous three years.

6.	GRANT OF OPTIONS

Grant Date

The Grant Date shall be determined by the Board, upon the Scheme having been approved by the SASAC, no-objection having been obtained from CSRC and the Scheme having been reviewed and approved by the Shareholders’ general meeting and the class meetings of Shareholders as well as by the shareholders’ general meeting of Sinopec Corp.. Upon fulfilment of the conditions of the Grant under the Scheme, the Company shall convene a board meeting to grant Share Options to the Participants and complete relevant procedures in accordance with the Scheme. The Grant Date shall be a trading day and shall not fall within any of the following periods:

i.
commencing 30 days immediately preceding the publication date of a periodic report and ending on the second trading day after the publication date of such periodic report. If the publication date of the periodic report is postponed due to special reasons, the period shall commence 30 days immediately preceding the original publication date of such periodic report;

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

ii.	commencing 10 days immediately preceding the publication date of the Company’s performance forecast announcements and ending on the second trading day after the publication date;

iii.	any time during the decision making process in relation to a material transaction or a significant event and ending on the second trading day after the announcement of such transaction or event;

iv.
where the Participant is a Director, the period from 60 days immediately preceding the publication date of the Company’s annual results up to the publication date of the annual results (publication date of the annual results inclusive); and the period from 30 days immediately preceding the publication date of the Company’s interim or quarterly results up to the publication date of the such results (publication date of such results inclusive);

v.
any period commencing on the date when inside information is made known to the Company until the publication of the relevant inside information by the Company; in particular, the period commencing one month immediately preceding the earlier of:

a.	the date of the board meeting for the approval of the Company’s annual, interim, quarterly or other periodic results;

b.	the deadline for the Company to announce its annual, interim, quarterly or other periodic results under the Hong Kong Listing Rules; and

vi.	any period commencing on the date on which a material event of a price sensitive nature occurs and ending on the second trading day after the announcement of such material event.

Conditions of the Grant

The Company shall only grant Share Options to the Participants under the Scheme provided:

i.	none of the following has occurred in relation to the Company:

a.	the auditors of the Company having provided an adverse opinion or been unable to provide an opinion in the Company’s financial and accounting report for the most recent financial year;

b.	imposition of administrative penalties by CSRC for material non-compliance during the most recent year; and

c.	any other circumstances as identified by the CSRC; and

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

ii.	none of the following has occurred in relation to a Participant:

a.	public censure or declaration as an ineligible candidate by a stock exchange during the most recent three years;

b.	imposition of administrative penalties by CSRC for material non-compliance during the most recent three years;

c.	circumstances under which the Participant is prohibited from acting as a Director, supervisor or a member of senior management of the Company under the Company Law; and

d.	any other serious non-compliance with the relevant provisions of the Company by the Participant as identified by the Board.

7.	PERFORMANCE TARGET BEFORE THE OPTIONS CAN BE EXERCISED

Performance Indicators

The performance indicators for the Grant of the Share Options include: (i) weighted average ROE; (ii) growth rate of net profits attributable to the Shareholders (growth rate of net profits); (iii) percentage of the main business revenue of the total business revenue; and (iv) economic value added. For the purpose of calculating the performance indicators (i) and (ii), the “net profits” shall refer to the net profits after deducting non-recurring gains and losses, and the “net assets” shall refer to the net assets attributable to the Shareholders

Performance Conditions for the Initial Grant

In 2013, the Company’s net profits after deducting non-recurring gains and losses were no less than RMB1.6 billion, weighted average ROE was no less than 6% and percentage of the main business revenue of the total business revenue was no less than 99%, and each of the above three indicators was not lower than the 50% level of peer benchmark enterprises. In addition, with regard to the indicator for economic value added, the Company achieved the appraisal objective issued by the SASAC to Sinopec Group and the Company.

The performance conditions for the exercise of Share Options under the proposed initial Grant are as below:

i.
each of net profits attributable to the Shareholders and net profits after deducting non-recurring gains and losses and attributable to the Shareholders in each year of the vesting period shall not be lower than the average of the same indicators during the recent three accounting years prior to the Grant Date or be negative; and

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

ii.	conditions for the exercise of Share Options under the initial Grant during each exercise period:

Exercise Period	Conditions for Exercise of Share Options
1st Exercise Period
In 2015, weighted average ROE shall be no less than 9%, compound growth rate of net profits shall be no less than 5% (based on the 2013 figure), percentage of the main business revenue of the total business revenue shall be no less than 99%, and each of the above three indicators was not lower than the 75% level of peer benchmark enterprises. In addition, with regard to the indicator for economic value added, the Company will achieve the appraisal objective issued by the SASAC to Sinopec Group and the Company.

2nd Exercise Period
In 2016, weighted average ROE shall be no less than 9.5%, compound growth rate of net profits shall be no less than 5% (based on the 2013 figure), percentage of the main business revenue of the total business revenue shall be no less than 99%, and each of the above three indicators was not lower than the 75% level of peer benchmark enterprises. In addition, with regard to the indicator for economic value added, the Company will achieve the appraisal objective issued by the SASAC to Sinopec Group and the Company.

3rd Exercise Period
In 2017, weighted average ROE shall be no less than 10%, compound growth rate of net profits shall be no less than 5% (based on the 2013 figure), percentage of the main business revenue of the total business revenue shall be no less than 99%, and each of the above three indicators was not lower than the 75% level of peer benchmark enterprises. In addition, with regard to the indicator for economic value added, the Company shall achieve the appraisal objective issued by the SASAC to Sinopec Group and the Company.

In the process of annual appraisal, in case of any material change in the main business of any of the peer benchmark enterprises, the Board will eliminate or replace such enterprise.

If the Company fails to meet the above requirements during the corresponding exercise period, it will not affect the exercise of Share Options in other years.

Condition Precedents for Exercise of Share Options by the Participant

If a Participant fulfills the following condition precedents, he/she may exercise all Share Options exercisable within the relevant Exercise period.:

i.	the Company fulfilling the performance conditions for exercise and other conditions;

ii.
none of the circumstance in relation to a Participant set out in “Conditions of the Grant” in paragraph 6 of this Appendix occurs prior to the expiration of the current exercise period as within the Validity Period of the Scheme; and

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

iii.
in accordance with the Administrative Measures for Appraisal under the A Share Option Incentive Scheme as set out in this Appendix, the Participants being graded as competent or above in the performance appraisal for the most recent year.

If a Participant fails to fulfill the second condition precedent for exercise of Share Options set out above, he/she shall waive his/her right to participate in the Scheme with no entitlement to any compensation. If a Participant fails to fulfill the third condition precedent for exercise of Share Options set out above, the Company shall recover and cancel the exercisable Share Options granted to him/her with no compensation.

This performance target requirement, coupled with the exercise arrangement set out in this Appendix, may enable the Group to provide incentives to the Participants to remain in employment and to use their best endeavours in assisting the growth and development of the Group. The Directors are of the view that such arrangements will place the Group in a better position to attract and retain talents who are valuable to the growth and development of the Group as a whole.

8.	EXERCISE PRICE

Under the Initial Grant

The Exercise Price under the initial Grant shall not be lower than the highest of the followings:

i.	the closing price of the A shares of the Company on the trading day immediately before the date of announcement on the summary of the draft Scheme, which was RMB3.29;

ii.	the average closing price of the A shares of the Company for the 30 trading days immediately before the date of announcement on the summary of the draft Scheme, which was RMB3.27; and

iii.
RMB4.20 per share. In June 2013, the Sinopec Corp. undertook in the Company’s equity division reform plan that it would propose to the Board a share option scheme which complies with the relevant systems of the SASAC and the CSRC, with an initial Exercise Price of the Share Options no lower than RMB6.43 per share (if there is occurrence of any ex-dividend event before the release of the draft share option scheme, the price shall be adjusted accordingly). As the Company carried out its 2013 half-year cash dividend plan, capitalisation of capital funds and surplus reserves plan in December 2013, and 2013 annual cash dividend plan in July 2014, the aforesaid initial Exercise Price of the Share Options, i.e. no less than RMB6.43 per share, is adjusted into RMB4.20 per share.

Accordingly, the Exercise Price under the initial Grant shall not be lower than RMB4.20.

The Shareholders’ general meeting shall authorise the Board to determine the Exercise Price under initial Grant in accordance with the Share Option Scheme. Upon fulfilment of the condition precedents for exercise of Share Options, the Participants may purchase one Underlying Share at the Exercise Price with each tranche of Share Option granted to them.

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

Under The Further Grants

The Exercise Price under each proposed Grant (other than the initial Grant) shall be the higher of the followings:

i.	the closing price of the A shares of the Company on the trading day immediately before the date of announcement on the summary of the draft proposal for each Grant; and

ii.	the average closing price of the A shares of the Company for the 30 trading days immediately before the date of announcement on the summary of the draft proposal for each Grant.

The Shareholders’ general meeting shall authorise the Board to determine the Exercise Price under each of the further Grants in accordance with the Share Option Scheme.

Adjustment to the Exercise Price

If, during the period from the date of the announcement of the draft Scheme or the draft proposed Grant until the expiration of the Validity Period of the Share Options, in case of, among others, capitalisation of capital reserves, distribution of dividends, subdivision of shares, allotment of shares, reduction of shares, or payment of dividend. An adjustment to the Exercise Price shall be made in accordance with the relevant provisions of the Scheme.

9.	VALIDITY PERIOD OF THE OPTIONS, EXERCISE ARRANGEMENT AND VESTING PERIOD AND VESTING DATE

Validity Period

The Scheme shall be valid and effective for a period of 10 years. The interval between each Grant of Share Options under each Grant shall be no less than two years during the Validity Period of the Scheme. The Scheme shall come into effect upon the approval by the SASAC, no-objection filing with CSRC and the review and approval by the Shareholders’ meeting and the class meetings of the Shareholders as well as by the shareholders’ general meeting of Sinopec Corp..

Exercise Arrangement

The exercisable period for the Share Options shall be three years, commencing from the expiry of the two-year period after the Grant Date. There shall be three exercisable periods (one year for each exercisable period, same for the following) under the Scheme. Upon the fulfilment of the exercise conditions, 40%, 30% and 30% of the total Share Options granted shall become exercisable within the

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

1st, 2nd and 3rd exercisable periods, respectively. Details of exercise arrangements for Grant of Share Options are as follows:

Stage	Arrangement	Exercise Ratio Cap
Grant Date	determined by the Board upon fulfillment of the Grant conditions under the Scheme
1st exercisable period	commencing on the first trading day after the expiration of the 24-month period following the Grant Date and ending on the last trading day preceding the expiration of the 36-month period following the Grant Date	40%
2nd exercisable period	commencing on the first trading day after the expiration of the 36-month period following the Grant Date and ending on the last trading day preceding the expiration of the 48-month period following the Grant Date	30%
3rd exercisable period	commencing on the first trading day after the expiration of the 48-month period following the Grant Date and ending on the last trading day preceding the expiration of the 60-month period following the Grant Date	30%

If a Participant is also a Director or member of senior management of the Company, at least 20% of the total Options granted to him/her shall not be exercisable until such Participant passes the appraisal during his/her term of office.

Vesting Period and Vesting Date

The vesting period refers to the period commencing on the Grant Date and ending on the Vesting Date. The vesting period for each Grant under the Scheme shall be no less than two years. Such exercise arrangement may provide incentives to the Participants to remain employed with the Group during the two-year vesting period and thereby enable the Group to benefit from the continued services of such Participants during such period.

The Participants under each Grant are only entitled to exercise the Share Options after the expiration of the two-year period from the Grant Date. The Vesting Date shall be any trading day during the period commencing on the second trading day after a periodic report of the Company is published and ending on the 10th trading day immediately preceding the publication of the next periodic report of the Company, and shall not fall in any of the following periods:

i.	commencing three days immediately preceding the Company’s performance forecast announcement and ending on the second trading day after such announcement;

ii.	any time during the decision making process in relation to a material transaction or a significant matter and ending on the second trading day after the announcement of such transaction or matter;

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

iii.	any period commencing on the date on which a material matter of a price sensitive nature occurs and ending on the second trading day after the announcement of such material matter; and

iv.
where the Participant is a Director, the period from 60 days immediately preceding the publication date of the Company’s annual results up to the publication date of the annual results (publication date of the annual results inclusive); and the period from 30 days immediately preceding the publication date of the Company’s interim or quarterly results up to the publication date of such results (publication date of such results inclusive).

The aforesaid “material transaction”, “significant matter” and “material matter that is of a price sensitive nature” are the transactions or other significant events that the Company shall disclose in accordance with the Shanghai Listing Rules.

10.	LAPSE AND CANCELLATION OF OPTIONS

Change of Situation of the Company

Where any of the following events occurs in relation to the Company, the Scheme will terminate automatically, and all Share Options granted but not yet exercised by the Participants shall automatically lapse forthwith, and be recovered and cancelled without compensation by the Company:

i.	the auditors of the Company having provided an adverse opinion or been unable to provide an opinion in the Company’s financial and accounting report for the most recent financial year;

ii.	imposition of administrative penalties by CSRC for material non-compliance during the most recent year; and

iii.	any other circumstances as identified by the CSRC.

False Financial and Accounting Records of the Company

In case of any false financial and accounting records of the Company, the responsible Participants shall return to the Company all benefits obtained under the Share Option Scheme within 12 months from the date of announcement of such accounting records, and the remaining unexercised Share Options of the Participant shall lapse.

Change of Personal Situation of the Participants

Where any of the following events occurs, all Share Options which are exercisable but are not yet exercised by the Participants and those which have not yet become exercisable shall lapse on the date of occurrence of such events:

i.	public censure or declaration as an ineligible candidate by a stock exchange;

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

ii.	imposition of administrative penalties by CSRC due to material non-compliance;

iii.	imposition of criminal penalties due to violation of laws and regulations or imposition of punishment due to a breach of the Company’s internal management rules and regulations;

iv.	breach of the relevant laws and administrative regulations or the Articles of Association, thereby causing major economic losses to the Company;

v.	dismissal by the Company due to material non-compliance as a result of a breach of the Company’s internal rules and regulations; and

vi.	other events as identified by the Remuneration and Appraisal Committee of the Board.

During the Validity Period, where any of the Participants is imposed a demerit record or any other sanction by the Company due to the Participant’s dereliction of duty or malfeasance impairing the interests and reputation of the Company (not under any of the circumstances of resignation as set out in sub-paragraphs (iv), (v) and (vi) above), the Participant shall not exercise the Share Options granted within the latest exercisable period, and all Share Options which are exercisable during the relevant exercisable period but are not yet exercised shall lapse during the subsequent exercisable period(s).

If any of the following events occur, all Share Options of a Participant which are exercisable but are not yet exercised and those which have not yet become exercisable shall lapse on the date of occurrence of such events:

i.	the Participant unilaterally terminates or rescinds the labour contract or employment contract with the Company;

ii.	the Participant is transferred from the Company due to organisational arrangements and ceases to work in the Company;

iii.	the Participant is degraded or dismissed by the Company due to reasons such as failure to pass in performance appraisal;

iv.	the Participant becomes an independent non-executive Director, supervisor or a person prohibited from holding the Share Options; and

v.	other events as identified by the Remuneration and Appraisal Committee of the Board.

If any of the following events occur, all Share Options of a Participant which are exercisable but are not yet exercised shall be exercised by the Participant or by his/her legal successor(s) within six months, and those which have not yet become exercisable shall lapse:

i.	the Participant dies or loses the ability to work;

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

ii.	the Participant retires;

iii.
upon early rescission of his/her labour contract or employment contract by the Participant upon agreement with the Company, or upon expiration of the Participant’s labour contract or employment contract, either party proposes not to renew the contract and the other party so agrees; and

iv.	other events as identified by the Remuneration and Appraisal Committee of the Board.

With regard to any other circumstances, the Remuneration and Appraisal Committee of the Board shall determine the corresponding treatment of the Share Options.

11.	RIGHTS ATTACHING TO THE OPTIONS

The Options do not carry any right to vote at general meetings of the Company, or any dividend, transfer or other rights (including those arising on the winding-up of the Company).

12.	RIGHTS ATTACHING TO THE UNDERLYING SHARES

No dividend or distribution shall be payable in respect of any Underlying Shares which has not been exercised under the Share Option Scheme.

Subject to the foregoing, the Shares which are allotted and issued upon the exercise of an option shall be subject to all the provisions of the memorandum and Articles of Association for the time being in force and shall rank pari passu in all respects with, and shall have the same voting, dividend, transfer and other rights (including those rights arising on a winding-up of the Company) as, the existing fully paid Shares in issue on the date on which those Shares are allotted and issued upon the exercise of the option and, without prejudice to the generality of the foregoing, shall entitle the holders to participate in all dividends or other distributions paid or made on or after the date on which the Shares are allotted and issued, other than any dividends or distributions previously declared or recommended or resolved to be paid or made if the record date thereof shall be before the date on which the Shares are allotted and issued.

13.	TRANSFERABILITY OF THE OPTIONS AND LOCK-UP PROVISIONS

The Share Options shall be personal entitlements granted to the Participants, and shall not be transferable. No Participant has the right to sell, transfer, guarantee, charge or pledge the Options granted to him/her, or use such Options to settle any debt.

The A Shares acquired by the Participants upon exercise of the Share Options granted under the Share Option Scheme are subject to the following lock-up provisions:

i.
where the Participant is a Director or a member of senior management of the Company, the number of Shares that he/she may transfer per year during his/her term of office shall not exceed 25% of the total number of the Shares held by him/her; a Director or a member of senior management shall not transfer the Shares held by him/her within six months after his/her resignation;

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

ii.
where the Participant is a Director or a member of senior management, if such Participant sells the Shares held by him/her within six months after purchasing them, or buys back the Shares held by him/her within six months after selling them, all proceeds therefrom shall belong to the Company and the Board shall recover such proceeds; and

iii.
during the Validity Period of the Scheme, if there is any change in the relevant provisions of the Company Law, Securities Law, the Shanghai Listing Rules, the Hong Kong Listing Rules and other relevant regulations or in the Articles of Association in relation to the transfer of the Shares held by the Directors and senior management members, the transfer of Shares held by the Participants shall comply with the relevant provisions of the Company Law, Securities Law, the Shanghai Listing Rules, the Hong Kong Listing Rules and other relevant regulations then applicable as well as the Articles of Association at the time of transfer.

14.	ADJUSTMENT OF OPTIONS

Method of Adjusting the Number of Share Options

If, during the period commencing on the date of announcement of the draft Scheme or each draft of the subsequent proposed Grants and until the expiry of the Validity Period, any capitalisation of capital reserves, distribution of dividend, subdivision, allotment or reduction of the Shares or any other events takes place, an adjustment to the number of Share Options shall be made accordingly. The method of adjustment is set out as below:

Capitalisation of capital reserves, distribution of dividends and subdivision of Underlying Shares

Q = Q0X(1＋n)

Where: “Q0” represents the amount of Share Options before the adjustment; “n” represents the ratio of change per Share resulting from the capitalisation of capital reserves, distribution of dividends and subdivision of Shares (i.e. the adjusted number of Shares upon capitalisation of capital reserves, distribution of dividend or subdivision of Shares per Share); “Q” represents the adjusted number of Share Options.

Allotment of Underlying Shares

Q = Q0XP1X(1＋n)/(P1＋P2Xn)

Where: “Q0” represents the amount of Share Options before the adjustment; “P1” represents the closing price as at the record date; “P2” represents the allotment price; n represents the ratio of the allotment (i.e. the ratio of allotted shares to the total share capital of the Company before the allotment); “Q” represents the adjusted number of Share Options.

Reduction of Underlying Shares

Q = Q0Xn

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

Where: “Q0” represents the amount of Share Options before the adjustment; “n” represents the ratio of reduction (i.e. one Share reduces to n reduced Share); “Q” represents the adjusted number of Share Options.

Methods of Adjusting the Exercise Price

If, during the period commencing on the date of announcement of the draft Scheme or each draft of the subsequent proposed Grants until the expiry of the Validity Period, there is any occurrence of, among others, payment of dividends, capitalisation of capital reserves, distribution of dividends, subdivision, allotment or reduction of Underlying Shares or other events of the Company, an adjustment to the Exercise Price shall be made accordingly. The method of adjustment is set out as below:

Capitalisation of capital reserves, distribution of dividends and subdivision of Underlying Shares

P = P0÷(1＋n)

Where: “P0” represents the Exercise Price before the adjustment; “n” represents the ratio of change per Share resulting from the capitalisation of capital reserves, distribution of dividend and subdivision of Shares; “P” represents the adjusted Exercise Price.

Allotment of Underlying Shares

P = P0X(P1＋P2Xn)/(P1X(1＋n))

Where: “P0” represents the Exercise Price before the adjustment; “P1” represents the closing price as at the record date; “P2” represents the subscription price of the allotment; “n” represents the ratio of allotment (i.e. the ratio of allotted shares to the total share capital of the Company before the allotment); “P” represents the adjusted Exercise Price.

Reduction of Underlying Shares

P = P0÷n

Where: “P0” represents the Exercise Price before the adjustment; “n” represents the ratio of reduction; “P” represents the adjusted Exercise Price.

Payment of dividends

P = P0-V

Where: “P0” represents the Exercise Price before the adjustment; “V” represents dividend paid for each Share; “P” represents the adjusted Exercise Price.

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

Procedures for Adjusting the Number of Share Options and the Exercise Price

The Shareholders’ general meeting and/or the class meetings of Shareholders shall authorise the Board to determine the adjustment of the Exercise Price and the number of Share Options if any of the aforesaid circumstances occurs. The Company shall engage lawyers for professional advice to the Board as to whether the aforesaid adjustments comply with the provisions of the Share Incentive Plan Measures, the Articles of Association and the Scheme.

If the amount of Share Options, the Exercise Price or other term(s) needs to be adjusted for any other reason, such adjustment shall be reviewed by the Board and approved at the Shareholders’ general meeting and/or the class meetings of Shareholders.

If any adjustment is made due to the occurrence of any aforesaid circumstance or in compliance with Rule 17.03(13) of the Hong Kong Listing Rules, the share capital of the Company shall be issued to each Participant in accordance with the same ratio as his/her previous entitlements, provided that no adjustment shall result in the issue price of Shares becoming lower than the net asset value or the par value per Share. With regard to any adjustment made due to the occurrence of any aforesaid circumstance or in compliance with Rule 17.03(13) of the Hong Kong Listing Rules (save for any adjustment made in the case of a capitalisation issue), an independent financial adviser or the auditors of the Company shall confirm to the Board in writing that the relevant adjustments comply with the provisions set out in the notes to Rule 17.03(13) of the Hong Kong Listing Rules.

15.	AMENDMENTS TO AND TERMINATION OF THE SHARE OPTION SCHEME

The Board may make amendments to the Scheme in compliance with relevant laws and regulations and shall submit the amendments to the SASAC and the CSRC for filing. If, due to a change in the total share capital resulting from an issue of new Shares, capitalisation of capital reserves, consolidation, division, repurchase of the Shares or other reasons, the Company shall make an adjustment to the number or the Exercise Price of the Options to be granted, such adjustment shall be determined by the Board upon re-submission to the SASAC for filing. Prior to the convening of the Shareholders’ general meeting and the class meetings of Shareholders for approval of the Scheme, the Company may amend the Scheme upon requests from the PRC and/or Hong Kong regulatory authorities. If there is any discrepancy between the terms of the Scheme and the provisions of the relevant laws, regulations, agreements and relevant requirements by the Shanghai Stock Exchange or the Hong Kong Stock Exchange, the provisions of the relevant laws, regulations, agreements, and relevant requirements by the Shanghai Stock Exchange or the Hong Kong Stock Exchange shall prevail.

Amendments to the Scheme shall be approved by the Shareholders’ general meeting and/or the class meetings of Shareholders in the following circumstances: (i) where certain amendments to the Scheme shall be approved by the Shareholders’ general meeting and/or the class meetings of Shareholders, the CSRC, the Shanghai Stock Exchange or the Hong Kong Stock Exchange in accordance with the relevant provisions of laws, regulations, agreements and the relevant requirements by the Shanghai Stock Exchange or the Hong Kong Stock Exchange; (ii) where the

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

amendments relate to the matters set out in Rule 17.03 of the Hong Kong Listing Rules and are to the advantage of the Participants; (iii) the amendments to the provisions of the Scheme or the terms of the Options granted are of a material nature; or (iv) the amendments relate to the power of the Board to amend the terms of the Scheme.

At the time of early termination of the Scheme, the Board may propose to pass a resolution in the Shareholders’ general meeting for the early termination of the Scheme. If early termination of the Scheme is approved at the Shareholders’ general meeting, the Company shall cease to grant any Share Option pursuant to the Scheme. Except for a change of the largest shareholder of the Company, the Share Options granted prior to the termination of the Scheme shall remain valid and shall still be exercisable pursuant to the provisions of the Scheme.

Where there is a change in the personal circumstances of a Participant or where a Participant is held liable for the false records contained in the Company’s financial and accounting documents, the Board shall authorise its Remuneration Committee to manage the relevant matters.

16.	SUPPLEMENTAL PROVISIONS

The Share Option Scheme is conditional upon:

i.	SASAC approving the Share Option Scheme;

ii.	CSRC notifying the Company that it has no objection to the filing of the Share Option Scheme;

iii.
the Shareholders, the A Shareholders and the H Shareholders passing a special resolution at each of the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting, respectively, to approve the adoption of the Share Option Scheme; and

iv.	the shareholders’ general meeting of Sinopec Corp., the Controlling Shareholder of the Company, approving the adoption of the Share Option Scheme.

The Board is responsible for interpreting the Share Option Scheme.

III	DETAILS OF THE INITIAL GRANT

Detailed information in relation to the initial Grant, including the information of the Participants, the number of A Shares subject to the Options to be granted to the Participants, the Exercise Price of the Options and the value of the Options as at the Latest Practicable Date, is set out in this appendix. The proposed initial Grant to the Directors and senior management members of the Company has been approved by the independent non-executive Directors.

1.	Number of Underlying Shares

The number of the Share Options under the proposed initial Grant to be granted by the Company to the Participants shall be no more than 41,030,000, with the corresponding Underlying Shares representing 0.38% of the total share capital of the Company (10,800 million shares) and 0.56% of the total A-share capital of the Company (7,305 million shares), respectively.

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

2.	Allocation of Share Options

The total number of the Participants under the proposed initial Grant is 228, representing 1.63% of the total number of the Company’s employees on the payroll in 2013.

The following table sets out the allocation of Share Options to the Participants under the initial Grant:

	Name / Item	Position	Aggregate number of Share Options to be granted under the proposed initial Grant (10,000 shares)	Aggregate percentage in the Share Options to be granted under the initial Grant	Aggregate percentage in the total share capital at the commencement date of the Scheme
1. Directors and senior management
1	Wang Zhiqing	Chairman and General Manager	50	1.22%	0.005%
2	Gao Jinping	Vice Chairman and Deputy General Manager	50	1.22%	0.005%
3	Ye Guohua	Executive Director and Financial Controller	43	1.05%	0.004%
4	Jin Qiang	Executive Director and Deputy General Manager	43	1.05%	0.004%
5	Guo Xiaojun	Executive Director and Deputy General Manager	43	1.05%	0.004%
6	Tang Weizhong	Secretary to the Board	25	0.61%	0.002%
Sub-total		6	254	6.20%	0.024%
II. key business personnel holding the core positions
key management personnel		141	3105	75.68%	0.288%
key technical personnel		71	681	16.59%	0.063%
key skillful personnel		10	63	1.53%	0.006%
Sub-total		222	3849	93.80%	0.357%
Total		228	4103	100.00%	0.381%

3.	Grant Date

The Grant Date of the Options under the initial Grant shall be determined by the Board, upon the Scheme having been approved by the SASAC, no-objection having been obtained from CSRC and the Scheme having been reviewed and approved by the Shareholders’ general meeting and the class meetings of Shareholders as well as by the shareholders’ general meeting of Sinopec Corp.. Upon fulfilment of the conditions of the Grant under the Scheme, the Company shall convene a board meeting to grant Options to the Participants and complete relevant procedures in accordance with the Scheme.

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

4.	Exercise Price

The Exercise Price under the initial Grant shall not be lower than the highest of the followings:

i.	the closing price of the A shares of the Company on the trading day immediately before the date of announcement on the summary of the draft Scheme, which was RMB3.29;

ii.	the average closing price of the A shares of the Company for the 30 trading days immediately before the date of announcement on the summary of the draft Scheme, which was RMB3.27; and

iii.
RMB4.20 per share. In June 2013, the Sinopec Corp. undertook in the Company’s equity division reform plan that it would propose to the Board a share option scheme which complies with the relevant systems of the SASAC and the CSRC, with an initial Exercise Price of the Share Options no lower than RMB6.43 per share (if there is occurrence of any ex-dividend event before the release of the draft share option scheme, the price shall be adjusted accordingly). As the Company carried out its 2013 half-year cash dividend plan, capitalisation of capital funds and surplus reserves plan in December 2013, and 2013 annual cash dividend plan in July 2014, the aforesaid initial Exercise Price of the Share Options, i.e. no less than RMB6.43 per share, is adjusted into RMB4.20 per share.

Accordingly, the Exercise Price under the initial Grant shall not be lower than RMB4.20.

The Shareholders’ general meeting shall authorise the Board to determine the Exercise Price under the initial Grant in accordance with the Share Option Scheme. Upon fulfilment of the condition precedents for exercise of Share Options, the Participants may purchase one Underlying Share at the Exercise Price with each tranche of Share Option granted to them.

5.	Performance Conditions

In 2013, the Company’s net profits after deducting non-recurring gains and losses were no less than RMB1.6 billion, weighted average ROE was no less than 6% and percentage of the main business revenue of the total business revenue was no less than 99%, and each of the above three indicators was not lower than the 50% level of peer benchmark enterprises. In addition, with regard to the indicator for economic value added, the Company achieved the appraisal objective issued by the SASAC to Sinopec Group and the Company.

The performance conditions for the exercise of Share Options under the proposed initial Grant are as below:

i.
each of net profits attributable to the Shareholders and net profits after deducting non-recurring gains and losses and attributable to the Shareholders in each year of the vesting period shall not be lower than the average of the same indicators during the recent three accounting years prior to the Grant Date or be negative; and

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

ii.	conditions for the exercise of Share Options under the initial Grant during each exercise period:

Exercise Period	Conditions for Exercise of Share Options
1st Exercise Period
In 2015, weighted average ROE shall be no less than 9%, compound growth rate of net profits shall be no less than 5% (based on the 2013 figure), percentage of the main business revenue of the total business revenue shall be no less than 99%, and each of the above three indicators was not lower than the 75% level of peer benchmark enterprises. In addition, with regard to the indicator for economic value added, the Company will achieve the appraisal objective issued by the SASAC to Sinopec Group and the Company.

2nd Exercise Period
In 2016, weighted average ROE shall be no less than 9.5%, compound growth rate of net profits shall be no less than 5% (based on the 2013 figure), percentage of the main business revenue of the total business revenue shall be no less than 99%, and each of the above three indicators was not lower than the 75% level of peer benchmark enterprises. In addition, with regard to the indicator for economic value added, the Company will achieve the appraisal objective issued by the SASAC to Sinopec Group and the Company.

3rd Exercise Period
In 2017, weighted average ROE shall be no less than 10%, compound growth rate of net profits shall be no less than 5% (based on the 2013 figure), percentage of the main business revenue of the total business revenue shall be no less than 99%, and each of the above three indicators was not lower than the 75% level of peer benchmark enterprises. In addition, with regard to the indicator for economic value added, the Company shall achieve the appraisal objective issued by the SASAC to Sinopec Group and the Company.

For the purpose of calculating the weighted average ROE and compound growth rate of net profits, the “net profits” shall refer to net profits after deducting non-recurring gains and losses, and the “net assets” shall refer to the net assets attributable to the Shareholders. In the process of annual appraisal, in case of any material change in the main business of any of the peer benchmark enterprises, the Board will eliminate or replace such enterprise.

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

6.	Exercise Arrangement

The exercisable period for the Options under the initial Grant shall be three years, commencing from the expiry of the two-year period after the Grant Date. There shall be three exercisable periods (one year for each exercisable period, same for the following) under the initial Grant. Details of the exercise arrangements under the initial Grant are as follows:

Stage	Arrangement	Exercise Ratio Cap
Grant Date	determined by the Board upon fulfillment of the Grant conditions under the Scheme
1st exercisable period	commencing the first trading day after the expiration of the 24 months from the Grant Date and ending on the last trading day of 36 months from the Grant Date	40%
2nd exercisable period	commencing the first trading day after the expiration of the 36 months from the Grant Date and ending on the last trading day of 48 months from the Grant Date	30%
3rd exercisable period	commencing the first trading day after the expiration of the 48 months from the Grant Date and ending on the last trading day of 60 months from the Grant Date	30%

7.	Value of the Options

The Company used the Black-Scholes model to calculate the value of the Options under the initial Grant, taking the Latest Practicable Date (3 November 2014) as the measurement date. The calculated value of the Options for each batch of the initial Grant are RMB1.03, RMB1.23 and RMB1.43 per share, respectively, representing 27.5%, 32.8% and 38.2% of the market price of the A share as at the Latest Practicable Date. Amounts used in and the calculation results of the value of the Options under the initial Grant are as follows:

Factors	Am ount of factors	Description

Exercise price	RMB4.20
the highest of: (i) the closing price of the A shares of the Company on the trading day immediately preceding the date of publishing the draft summary of the Scheme; (ii) the average closing price of the A shares of the Company for the 30 trading days immediately preceding the date of publishing the draft summary of the Scheme; and (iii) RMB4.20 per share

Market price	RMB3.74	the closing price of the A shares on the Latest Practicable Date

Expected life	3, 4 or 5 years	the validity period of each batch of the Share Options

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

Factors	Amount of factors	Description

Expected price volatility rate	41.2%	the average price volatility rate every 240 consecutive trading days during the period from the listing date of the A shares of the Company up to the Latest Practicable Date

Expected rate of return on dividend	0	given its minor impact on the value of the Share Options and low accuracy, tentatively estimated at 0

Risk-free interest Rate	3.5307%, 3.5200% and 4.0127%	rate of return on fixed-interest treasury bonds mature on the Latest Practicable Date the remaining term of which is the same as the validity period of the Share Option

Unit price of each batch of options	RMB1.03, RMB1.23 and RMB1.43	estimated based on the Black-Scholes model

Proportion of the unit price of each batch of Options in the value of A shares	27.5%, 32.8% and 38.2%

Value of all Options under the initial Grant	RMB49.60 million

Notes:

a.
The calculation results of the value of the Share Options are subject to a number of assumptions of the parameters used herein and the limitation of the model adopted, therefore the estimated value of the Options under the initial Grant may be subjective and uncertain.

b.
The expected price volatility rate is calculated based on the average price volatility rate every 240 consecutive trading days during the period from the listing date of the Company up to the Latest Practicable Date, and the risk-free interest rate used herein is derived from the rate of return on fixed-interest treasury bonds on Latest Practicable Date published on the website of 0033.com.

c.
The exercise price used herein was determined in accordance with the relevant provisions stated in the Share Option Scheme, being not lower than the highest of: (i) the closing price of the A Shares on the trading day immediately preceding the date of publishing the draft summary of the Scheme (which was RMB3.29); (ii) the average closing price of the A shares of the Company for the 30 trading days immediately preceding the date of publishing the draft summary of the Scheme (which was RMB3.27); and (iii) RMB4.20 per Share. Therefore, the Exercise Price is assumed to be RMB4.20 per Share.

d.
As there was no historical data for the measurement of the duration from the first Vesting Date up to the completion date of Exercise, the expected life is determined in accordance with the longest validity period of the batches of the Share Options under the initial Grant.

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

IV.	ADMINISTRATIVE MEASURES ON THE A SHARE OPTION INCENTIVE SCHEME

This section sets out the English translation of the Chinese version of the Administrative Measures on the A Share Option Incentive Scheme. Should there be any inconsistencies or conflicts between the English and Chinese versions, the Chinese version shall prevail.

CHAPTER I	GENERAL PROVISIONS

Article 1
These Measures are hereby formulated in order to implement the A Share Option Incentive Scheme (the Scheme) of Sinopec Shanghai Petrochemical Company Limited (SPC or the Company) and specify particulars such as the management authority of the Scheme and its duties, the implementation process of the Incentive Scheme, and the calculation methods for performance indicators and other relevant parameters.

Article 2
These Measures are formulated in accordance with the relevant laws and regulations of the PRC, regulatory documents issued by government authorities, the Articles of Association of SPC and the Scheme and shall come into effect upon review and approval at the shareholders’ general meeting of the Company.

Article 3	Unless otherwise stated, the terms used herein shall have the same meanings as those defined in the Scheme.

CHAPTER II	MANAGEMENT AUTHORITY AND ITS DUTIES

Article 4	Duties of the shareholders’ general meeting

1.	Approving the Scheme, these Measures and the proposal for each grant under the Scheme;

2.	approving the adjustments to and termination of the Scheme and the proposal for each grant; and

3.	authorising the Board of Directors to handle specific matters in relation to the implementation of the Scheme.

Article 5	Duties of the Board of Directors

1.
Reviewing the Scheme, these Measures and the Administrative Measures on Appraisal under the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (the Administrative Measures on Appraisal), and submitting the same to the shareholders’ general meeting for voting in accordance with the relevant regulations;

2.	proposing the shareholders’ general meeting to consider adjustments to or termination of the Scheme;

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

3.
reviewing the proposal for each grant under the Scheme and implementing specific matters such as the exercise and cancellation of the share options in accordance with the Scheme and these Measures and as authorised by the shareholders at the shareholders’ general meeting;

4.	approving the specific exercise proposal drafted by the Remuneration and Appraisal Committee of the Board of Directors; and

5.	other duties as provided for in the Scheme and these Measures or as authorised by the shareholders at the shareholders’ general meeting.

Article 6	Duties of the Supervisory Board

The Supervisory Board is responsible for verifying the list of participants under the Scheme and issuing a statement on such verification at a shareholders’ meeting.

Article 7	Duties of the Remuneration and Appraisal Committee of the Board of Directors

1.	Drafting the Administrative Measures on Appraisal and submitting the same to the Board of Directors for review;

2.	drafting the proposal for each grant and an exercise proposal under the Scheme and submitting the same to the Board of Directors for review;

3.	implementing performance appraisal; and

4.	leading the equity incentive working group to implement other measures relating to the Scheme.

Article 8	Duties of the General Manager

Determining the performance targets of the participants other than the directors and senior management members, and implementing performance appraisal on such participants and other relevant work as assigned by the Board of Directors.

Article 9	Duties of the Equity Incentive Working Group

An equity incentive working group (the Working Group) constitutes relevant personnel from functional departments of the Company such as the Cadre, the Human Resources Department, the Business Administration Department, the Secretarial Office of the Board of Directors, the Finance Department and the Legal Affairs Department to perform the following duties:

1.	assisting the Remuneration and Appraisal Committee of the Board of Directors in organising and implementing the performance appraisal on the participants;

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

2.	assisting the Remuneration and Appraisal Committee of the Board of Directors in drafting the proposal for each grant and the exercise proposal under the Scheme;

3.
organising the participants to enter into a Grant Agreement under the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (the Grant Agreement), supervising the participants to discharge the obligations specified in the Scheme, these Measures and the Grant Agreement, and proposing the grant of share options to and the exercise and cancellation of the share options of the participants;

4.
calculating the financial indicators relating to the Scheme, liaising with the relevant departments to conduct auditing in relation to the Scheme and estimating the number of share options in accordance with the requirements under the Scheme;

5.
giving compliance advice during the implementation process of the Scheme, reviewing agreements, contracts and other legal documents entered into by the Company in the formulation and implementation process of the Scheme and these Measures, and addressing any legal issue or legal dispute arising in the implementation process of the Scheme;

6.
responsible for the organisation of board meetings and shareholders’ general meetings, preparation of resolutions, information disclosure and investor relationship management in the approval and implementation process of the Scheme and these Measures; and

7.
responsible for filing the Scheme with regulatory authorities such as the State-owned Assets Supervision and Administration Commission of the State Council (SASAC), the China Securities Regulatory Commission (CSRC) and the stock exchange for approval, review and record.

CHAPTER III	APPROVAL AND IMPLEMENTATION OF THE SCHEME

Article 10	The Company shall perform the following in relation to the approval and review of the Scheme:

1.
The Working Group shall assist the Remuneration and Appraisal Committee of the Board of Directors in early communication with China Petrochemical Corporation (Sinopec Group) and SASAC in respect of the main contents of the draft Scheme (including the proposal for the initial grant, the same as below).

2.	Upon completion of early communication, the Remuneration and Appraisal Committee of the Board of Directors shall draft the Scheme and the relevant

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

application documents and submit the same to the Board of Directors for review, and the independent directors shall issue independent opinions on whether the Scheme facilitates the sustainable development of the Company and whether the Scheme impairs the interests of the Company and the shareholders as a whole.

3.	The Supervisory Board shall verify the list of participants under the Scheme.

4.
The Board of Directors shall, upon review and approval of the draft Scheme, announce the relevant board resolutions, the draft summary of the Scheme and the independent directors’ opinions, and comply with information disclosure requirements of the stock exchange.

5.	The Company shall retain a lawyer to issue legal opinion on the Scheme.

6.	The draft Scheme and the relevant application documents shall be submitted to the SASAC for approval.

7.	The draft Scheme and the relevant application documents shall be submitted to the CSRC, with copies sent to the stock exchange and CSRC Shanghai Office.

8.
After the CSRC has notified the Company that it has no objection to the draft Scheme, the Board of Directors of the Company shall propose the convening of a shareholders’ meeting and a class meeting of shareholders, and announce the amended draft Scheme and other relevant disclosure documents at the same time.

9.	The independent directors shall solicit proxy voting from all shareholders.

10.	When the Scheme is being reviewed at a shareholders’ general meeting, the Supervisory Board shall issue a statement on the verification of the list of participants at the shareholders’ meeting.

11.	The Scheme shall come into effect upon approval at the shareholders’ general meeting and the class meeting of the shareholders of the Company and at the shareholders’ general meeting of Sinopec Group.

CHAPTER IV	EACH GRANT OF THE SHARE OPTIONS

Article 11
During the validity period of the Scheme, after the proposal for each grant is being reviewed by the Board of Directors of the Company and approved by the SASAC, the CSRC having notified the Company that it has no objection, and is being approved in accordance with the relevant laws and regulations and the relevant provisions of the authorities, the Working Group shall prepare for the implementation of the proposal, including drafting the specific scope of participants under the Scheme and the Grant Agreement, establishing filing system relating to the Scheme, and attending to enquiries by relevant parties such as shareholders.

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

Article 12
The Company shall meet the performance targets and other grant conditions as required in the Scheme and the proposal for each grant. The Remuneration and Appraisal Committee of the Board of Directors shall review the list of participants and the number of share options to be granted under the Scheme. Where any event provided for in the Scheme occurs to any person falling within the scope of participants, the Scheme shall apply.

Article 13
Upon review and adoption of each grant of the share options by the Board of Directors, the Working Group shall be responsible for submitting the Grant Agreement entered into respectively by the participants and the Company within the specified time limit.

Article 14	The Working Group shall be responsible for applying to the stock exchange and China Securities Depository and Clearing Co., Ltd. for procedures such as registration of the grant of the share options.

CHAPTER V	EXERCISE OF THE SHARE OPTIONS UNDER EACH GRANT IN BATCHES

Article 15
The exercisable period of the share options under each grant shall commence upon expiration of the vesting period for the grant. The day immediately following the expiration date of the vesting period as well as the first and second anniversary dates of the said day shall respectively be the first vesting dates of three batches of the share options under each grant. The Board of Directors of the Company shall have the right to implement the specific exercise following each vesting date in the interest of the shareholders and the Company.

Article 16
Where the exercise conditions provided for in the Scheme are fulfilled, the Remuneration and Appraisal Committee shall propose comprehensive adjustment coefficients and corresponding exercise coefficients for the participants based on their performance appraisals, the details of which are set out as below:

Table 1 Comprehensive Adjustment Coefficient and Corresponding Exercise Coefficient for the Participants

Appraisal Grade	Performance Coefficient
Excellent (A)	1.0
Competent (B)	1.0
Incompetent (C)	0

Article 17	The Remuneration and Appraisal Committee shall draft a specific plan for the exercise of the share options under each grant and submit the same to the Board of Directors for approval.

Article 18
Upon approval of the specific plan for the exercise by the Board of Directors, the Company shall apply to the stock exchange for the exercise of the share options granted to the participants. Upon exercise, the participants may dispose of the share options in accordance with the provisions of the laws, regulations and regulatory documents.

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

Article 19
Where the exercisable period for a batch of share options has ended, any share option which has not yet been exercised due to a failure in fulfilling the exercise conditions as provided for in the Scheme shall be cancelled by the Company.

Article 20
Should any of the events set out in the Scheme occurs to a participant during the vesting period, the Company shall conduct the exercise or termination of the exercise and cancellation of the share options in a timely manner.

At the time when a participant resigns or within two days from the date on which the Company notifies him/her of a termination of exercise, the participant shall, as required by the Company, sign a power of attorney necessary for the cancellation of the share options, and shall cooperate with the Company in completing notarisation.

CHAPTER VI	HANDLING SPECIAL EVENTS

Article 21
Where any termination event as set out in the Scheme occurs, the Board of Directors shall propose the termination of the Scheme to the shareholders within thirty (30) days of the event (except as otherwise provided for in the laws, regulations, rules, listing rules and so on). During the period commencing from the said proposal up to the review and approval of the termination of the Scheme at the shareholders’ meeting, the Company shall not grant further shares to any participant, nor shall the participants exercise any share option which have been granted but are not yet exercised.

Article 22
Where it is resolved to terminate the Scheme at the shareholders’ meeting, the Company shall complete the procedures for termination of the Scheme within thirty (30) days following the effective date of such resolution (except as otherwise provided for in the laws, regulations, rules, listing rules and so on).

Sinopec Shanghai Petrochemical Company Limited
August 2014

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

V.	ADMINISTRATIVE MEASURES FOR APPRAISAL UNDER THE A SHARE OPTION INCENTIVE SCHEME

This section sets out the English translation of the Chinese version of the Administrative Measures for Appraisal under the A Share Option Incentive Scheme. Should there be any inconsistencies or conflicts between the English and Chinese versions, the Chinese version shall prevail.

PREAMBLE

Sinopec Shanghai Petrochemical Company Limited (hereinafter SPC or the Company) proposes to implement the A share option incentive scheme (hereinafter the Scheme), in order to further improve its corporate governance structure and incentive mechanism, encourage its senior management as well as core management, technical and skillful personnel to work diligently, ensure the long-term development of the Company and maximise its shareholders’ interests.

In order to ensure (i) the smooth implementation of the Scheme, (ii) the alignment of the grant and exercise of options to and by participants with the practical needs of SPC and (iii) the fairness and effectiveness of the Scheme, these rules are hereby formulated in accordance with applicable laws and regulations, including Company Law of the People’s Republic of China, Securities Law of the People’s Republic of China, Measures for the Administration of Share Incentive Plans of Listed Companies, Trial Measures for Implementation of Share Incentive Schemes by (Domestic) Listed State Holding Company, Articles of Association of SPC, and with respect to the Company’s actual circumstances.

I.	GENERAL PROVISIONS

1.	Principles

(1)	Tiered and categorised. The tiered assessment is based on management levels whilst the categorised assessment is based on employees’ positions.

(2)
Objectiveness. The appraisal indicators shall be quantifiable to the extent possible, the definition and measurement method of which shall be clearly identified. Those behavioural indicators which are difficult to quantify shall be subject to objective assessment through result description and key issues record.

(3)	Completeness. Appraisal results are expected to reflect comprehensive annual performance of the participants, including their work capacities, work attitude and completion of performance targets.

(4)
Combination. The annual appraisal results of the participants should be subject to the appraisal of the existing organisation and employee performance of the Company, and be connected with the exercise of share option.

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

2.	Scope of participants

The scope of the participants under these rules includes:

(1)	leadership team (including senior management of the Company);

(2)	mid-level management; and

(3)	core technical and skillful personnel.

II.	RESPONSIBILITIES AND POWERS OF APPRAISAL TEAM

1.
The board of directors of the Company authorises its Remuneration and Appraisal Committee to be responsible for appraising the performance of the leadership team; and the performance assessment team is responsible for organising and reviewing the annual appraisal of each division (department) of the Company as well as employees.

2.
Relevant functional departments shall (i) exercise their powers in accordance with the existing management measures for performance appraisal; (ii) perform the appraisal of organisations in accordance with the Administrative Measures for Performance Assessment of the Company; and (iii) carry out the appraisal of employees in accordance with Administrative Measures for Performance Assessment of All Employees.

3.
The Cadres Department and Human Resource Department shall, within their respective scope of authority, be responsible for managing annual appraisal and applying appraisal results in respect of mid-level management and core technical and skillful personnel, proposing plans for the annual exercise of the share options, keeping records of performance appraisal files, and communicating with and providing feedback to participants.

III.	APPRAISAL SYSTEM

1.	Assessment Period

Assessment period for participants under the Scheme shall be a full accounting year.

2.	Annual Appraisal Indicators

The Company sets out the following annual appraisal indicators for different positions:

(1)	Work Performance

For senior management, assessment shall focus on the fulfillment of the Company’s annual targets in connection with performance, management and restraint, which accounts for a weight of 100%;
For mid-level management, assessment shall focus on the performance of key projects circulated by the Company to relevant division (department), which accounts for a weight of 70%;

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

For core technical personnel, assessment shall focus on the quantity, quality and execution of works within their responsibility, which accounts for a weight of 60%;

For core skillful personnel, assessment shall focus on the quantity, quality and efficiency of works completed, which accounts for a weight of 50%.

(2)	Work Capacity and Work Attitude

For mid-level management, assessment shall focus on professional technical capacity, organisation and coordination capacity, work initiative, sense of responsibility, teamwork and discipline, which accounts for a weight of 30%;

For core technical personnel, assessment shall focus on professional technical capacity, work plan, work initiative, sense of responsibility, teamwork and discipline, which accounts for a weight of 40%;

For core skillful personnel, assessment shall focus on professionalism, improvement of skill, work attitude, teamwork and discipline, which accounts for a weight of 50%.

3.	Comprehensive Rating

Final results of the annual appraisal shall be the weighted calculation of work performance, work capacity and work attitude.

4.	Appraisal Grades

Comprehensive ratings of annual appraisal shall be categorised into three grades of “Excellent”, “Competent” and “Incompetent”:

Excellent (A) — being able to satisfactorily fulfill performance targets during the relevant appraisal period;

Competent (B) — being able to substantially fulfill performance targets during the relevant appraisal period;

Incompetent (C) — being unable to fulfill performance targets or meet position requirements during the relevant appraisal period.

Proportion of employees whose appraisal results are categorised as “Excellent” shall be no higher than 20% of the total number of employees and that of employees categorised as “Incompetent” shall be no higher than 10%.

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

5.	Application of Appraisal Results

Appraisal grades shall be converted into performance assessment coefficient of each participant. The number of share options to be exercised under each batch shall be equal to the maximum exercisable share options of each batch multiplying relevant performance assessment coefficient.

For those whose annual appraisal grades are “Competent” and above, their annual performance assessment coefficient shall be 1.0. For those whose annual appraisal results are “Incompetent”, their annual performance assessment coefficient shall be 0.

6.	Appraisal Procedures

(1)
The board of directors of the Company shall decide annual performance targets of the Company at the beginning of each appraisal period. After breaking down such performance targets, the performance assessment team shall (i) identify key annual objectives and tasks, taking the Company’s development strategy into consideration, and (ii) allocate performance targets to each member of the senior management based on their allocation of responsibilities.

(2)
The Corporate Management Department shall organise functional departments to propose the annual appraisal system and respective actual indicators for each division and department of the Company based on annual performance targets and key work objectives and tasks, which shall be circulated subject to the approval by the performance assessment team. Relevant officers of the Company shall enter into the Statement of Responsibility for Fulfillment of Individual Annual Performance Targets with principal managers of each division and department. Relevant principal managers of each division and department shall enter into the Statement of Responsibility for Fulfillment of Individual Annual Performance Targets with deputy managers of corresponding division and department

(3)
Divisions and departments shall make implementation proposals of performance appraisal for, and enter into Statement of Responsibility for Fulfillment of Individual Annual Performance Targets with the other participants.

(4)
From each year end to March of the following year, (i) the Remuneration and Appraisal Committee shall carry out annual appraisal in respect of the leadership team of the Company; (ii) the Enterprise Management Department shall organise functional departments to carry out annual appraisal in respect of each division and department, (iii) the Cadres Department shall carry out annual appraisal in respect of mid-level management; and (iv) the Human Resource Department shall carry out annual appraisal in respect of core technical and skillful personnel.

APPENDIX	INFORMATION ABOUT THE SHANGHAI PETROCHEMICAL SHARE OPTION SCHEME

(5)
After summarising annual appraisal results of mid-level management, core technical cadres and skillful personnel, the Cadres Department and Human Resource Department shall formulate draft measures for the annual exercise of share options by relevant participants, which shall be further summarised by the Secretary Office for formulating measures for the annual exercise of share options of the Company. Measures for exercise of share options by the senior management shall be determined by principal managers based on appraisal results of the leadership team and deputy managers. Measures for annual exercise of share options, after examination by the performance assessment team, shall be submitted to the Remuneration and Appraisal Committee for review, and further to the board of directors for review and approval.

IV.	SUPPLEMENTARY PROVISIONS

Detailed appraisal indicators may be further specified and adjusted subject to the actual conditions of the Company and any changes of work.

Sinopec Shanghai Petrochemical Company Limited
August 2014

NOTICE OF EGM

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING FOR THE YEAR 2014

NOTICE IS HEREBY GIVEN that the first extraordinary general meeting for the year 2014 (“Extraordinary General Meeting” or the “EGM”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) will be held at Swissotel Beijing, Hong Kong Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, China on Tuesday, 23 December 2014 at 9:00 a.m.. Holders of A shares will be provided with internet voting to participate in the Extraordinary General Meeting.

Resolutions to be considered and approved at the Extraordinary General Meeting

By Way of Ordinary Resolutions:

1.	To consider the resolution relating to the Shanghai Petrochemical A Share Option Incentive Scheme (Draft) 《(上海石化A股股票期權激勵計劃（草案）》).

At the 2nd meeting of the 8th session of the board of directors of Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical”), a listed subsidiary of Sinopec Corp., the resolution relating to the《Shanghai Petrochemical A Share Option Incentive Scheme (Draft) (上海石化A股股票期權激勵計劃（草案）)》(the “Share Option Incentive Scheme”) were approved. Under the requirements of the Listing Rules of the Hong Kong Stock Exchange, approval from the shareholders of Sinopec Corp., the controlling shareholder of Shanghai Petrochemical, is required for the Share Option Incentive Scheme. The resolution relating to the Share Option Incentive Scheme of Shanghai Petrochemical was considered and passed at the 18th meeting of the 5th session of the board of directors of Sinopec Corp..

For details of the resolution, please refer to the announcement of Sinopec Corp. dated 15 August 2014 in relation to the A Share Option Incentive Scheme of Shanghai Petrochemical and the relevant H share announcement of Shanghai Petrochemical dated 17 August 2014.

NOTICE OF EGM

2.	To consider the resolution relating to provision of external guarantees

At the 21st meeting of the 5th session of the board of directors of Sinopec Corp. held on 30 October 2014, the resolution relating to the Assignment of Agreements and Provision of External Guarantees (關於相關協議轉讓及提供對外擔保的議案), pursuant to which Sinopec Corp. intends to assume the obligation to provide guarantees for China International United Petroleum & Chemicals Co., Ltd. (中國國際石油化工聯合有限責任公司) ( “UNIPEC”) and Yanbu Aramco Sinopec Refining Company (YASREF) Limited (延布阿美中石化煉油有限公司) (“Yanbu Company”) under certain guarantee agreements. The gearing ratios of UNIPEC and Yanbu Company are 92% and 87%, respectively. Under the Listing Rules of the Shanghai Stock Exchange, provision of external guarantees for a company with gearing ratio of over 70% shall be subject to the approval at the general meeting by an ordinary resolution.

For details of the resolution, please refer to the announcements of Sinopec Corp. dated 30 October 2014 headed “Connected Transactions” and “Overseas Regulatory Announcement — Provision of Guarantees”.

Details of the resolutions proposed at the EGM are available on the websites of the Shanghai Stock Exchange (http://www.sse.com.cn) and The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk), and will also be published in the circular of Sinopec Corp. dated 8 November 2014 to the H shareholders.

By Order of the Board
China Petroleum & Chemical Corporation Huang Wensheng
Vice president and Secretary to the Board of Directors

Beijing, PRC
8 November 2014

Notes:

Attendee of Extraordinary General Meeting

I.	Eligibility for attending the Extraordinary General Meeting

Holders of domestic shares (A Shares) of Sinopec Corp. whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of H Shares of Sinopec Corp. whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 21 November 2014 are eligible to attend the Extraordinary General Meeting. Holders of H Shares of Sinopec Corp. who wish to attend the Extraordinary General Meeting shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited (address:Shops 1712 -1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong) before 4:30 p.m. on Friday, 21 November 2014.

NOTICE OF EGM

II.	Proxy

1.
A member eligible to attend and vote at the on-site Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

2.
A proxy should be appointed by a written instrument signed by the appointer or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointer, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

3.
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered to the statutory address of Sinopec Corp. in the case of holders of A shares, the address is the registered address of Sinopec Corp. (Sinopec Corp. General Administrative Office (Board Secretariat), 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, the People’s Republic of China (or via Fax no.: (+86)10 5996 0386)), and in the case of holder of H Shares, the address is that Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the designated time for holding the Extraordinary General Meeting.

4.	A Shareholder or his proxy may exercise the right to vote by poll.

III.	The directors, supervisors and senior management of Sinopec Corp.

IV.	Legal advisors of Sinopec Corp.

Registration procedures for attending the Extraordinary General Meeting

1.
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

2.
Holders of H Shares and A shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to Sinopec Corp. on or before Wednesday, 3 December 2014.

3.	Shareholder may send the above reply slip to Sinopec Corp. in person, by post or by fax.

4.	Closure of Register of Members. The H Share register of members of Sinopec Corp. will be closed from Monday, 24 November 2014 to Tuesday, 23 December 2014 (both days inclusive).

NOTICE OF EGM

Resolution to be considered by independent shareholders

The No.2 resolution for the EGM shall be considered and approved by independent shareholders of the Company according to the Listing Rules of Shanghai Stock Exchange. China Petrochemical Corporation and its related persons shall abstain from voting.

Miscellaneous

1.	The Extraordinary General Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

2.	The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Depository & Clearing Corporation Limited Shanghai Branch is at 166 Lujiazuidong Road, Pudong District, Shanghai.

3.	The address of the Share Registrar of H Shares of Sinopec Corp., Hong Kong Registrars Limited is at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.

4.	The registered address of Sinopec Corp. is at: 22 Chaoyangmen North Street

Chaoyang District
Beijing
Post Code: 100728
The People’s Republic of China

Telephone No.: +86(10) 59960028
Facsimile No.: +86(10) 59960386

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING FOR THE YEAR 2014

NOTICE IS HEREBY GIVEN that the first extraordinary general meeting for the year 2014 (“Extraordinary General Meeting” or the “EGM”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) will be held at Swissotel Beijing, Hong Kong Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, China on Tuesday, 23 December 2014 at 9:00 a.m.. Holders of A shares will be provided with internet voting to participate in the Extraordinary General Meeting.

Resolutions to be considered and approved at the Extraordinary General Meeting By Way of Ordinary Resolutions:

1.	To consider the resolution relating to the Shanghai Petrochemical A Share Option Incentive Scheme (Draft) 《(上海石化A股股票期權激勵計劃（草案）》).

At the 2nd meeting of the 8th session of the board of directors of Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical”), a listed subsidiary  of  Sinopec Corp., the resolution relating to the《Shanghai Petrochemical A Share Option Incentive Scheme (Draft) (上海石化A股股票期權激勵計劃（草案）)》(the “Share Option Incentive Scheme”) were approved. Under the requirements of the Listing Rules of the Hong Kong Stock  Exchange, approval from the shareholders of Sinopec Corp., the controlling shareholder of Shanghai Petrochemical, is required for the Share Option Incentive Scheme. The resolution relating to the Share Option Incentive Scheme of Shanghai Petrochemical was considered and passed at the 18th meeting of the 5th session of the board of directors of Sinopec Corp..

For details of the resolution, please refer to the announcement of Sinopec Corp. dated 15 August 2014 in relation to the A Share Option Incentive Scheme of Shanghai Petrochemical and the relevant H share announcement of Shanghai Petrochemical dated 17 August 2014.

2.	To consider the resolution relating to provision of external guarantees

At the 21st meeting of the 5th session of the board of directors of Sinopec Corp. held on 30 October 2014, the resolution relating to the Assignment of Agreements and Provision of External Guarantees (關於相關協議轉讓及提供對外擔保的議案), pursuant to which Sinopec Corp. intends to assume the obligation to provide guarantees for China International United Petroleum & Chemicals Co., Ltd. (中國國際石油化工聯合有限責任公司) ( “UNIPEC”) and Yanbu Aramco Sinopec Refining Company (YASREF) Limited (延布阿美中石化煉油有限公司) (“Yanbu Company”) under certain guarantee agreements. The gearing ratios of UNIPEC and Yanbu Company are 92% and 87%, respectively. Under the Listing Rules of the Shanghai Stock Exchange, provision of external guarantees for a company with gearing ratio of over 70% shall be subject to the approval at the general meeting by an ordinary resolution.

For details of the resolution, please refer to the announcements of Sinopec Corp. dated 30 October 2014 headed “Connected Transactions” and “Overseas Regulatory Announcement — Provision of Guarantees”.

Details of the resolutions proposed at the EGM are available on the websites of the Shanghai Stock Exchange (http://www.sse.com.cn) and The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk), and will also be published in the circular of Sinopec Corp. dated 8 November 2014 to the H shareholders.

By Order of the Board
China Petroleum & Chemical Corporation Huang Wensheng
Vice president and Secretary to the Board of Directors

Beijing, PRC
8 November 2014

Notes:

Attendee of Extraordinary General Meeting

I.	Eligibility for attending the Extraordinary General Meeting

Holders of domestic shares (A Shares) of Sinopec Corp. whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of H Shares of Sinopec Corp. whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 21 November 2014 are eligible to attend the Extraordinary General Meeting. Holders of H Shares of Sinopec Corp. who wish to attend the Extraordinary General Meeting shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited (address:Shops 1712 -1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong) before 4:30 p.m. on Friday, 21 November 2014.

II.	Proxy

1.
A member eligible to attend and vote at the on-site Extraordinary General  Meeting  is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

2.
A proxy should be appointed by a written instrument signed by the appointer or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointer, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

3.
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered to the statutory address of Sinopec Corp. in the case of holders of A shares, the address is the registered address of Sinopec Corp. (Sinopec Corp. General Administrative Office (Board Secretariat), 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, the People’s Republic of China (or via Fax no.: (+86)10 5996 0386)), and in the case of holder of H Shares, the address is that Hong Kong Registrars  Limited,  17M  Floor,  Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the designated time for holding the Extraordinary General Meeting.

4.	A Shareholder or his proxy may exercise the right to vote by poll.

III.	The directors, supervisors and senior management of Sinopec Corp.

IV.	Legal advisors of Sinopec Corp.

Registration procedures for attending the Extraordinary General Meeting

1.
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may  attend  the Extraordinary General Meeting by producing a copy of the resolution of the board  of directors or other governing body of such shareholder appointing such persons to attend the meeting.

2.
Holders of H Shares and A shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to Sinopec Corp. on or before Wednesday, 3 December 2014.

3.	Shareholder may send the above reply slip to Sinopec Corp. in person, by post or by fax.

4.	Closure of Register of Members. The H Share register of members of Sinopec Corp. will be closed from Monday, 24 November 2014 to Tuesday, 23 December 2014 (both days inclusive).

Resolution to be considered by independent shareholders

The No.2 resolution for the EGM shall be considered and approved by independent shareholders of the Company according to the Listing Rules of Shanghai Stock Exchange. China Petrochemical Corporation and its related persons shall abstain from voting.

Miscellaneous

1.	The Extraordinary General Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

2.	The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Depository & Clearing Corporation Limited Shanghai Branch is at 166 Lujiazuidong Road, Pudong District, Shanghai.

3.	The address of the Share Registrar of H Shares of Sinopec Corp., Hong Kong Registrars Limited is at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.

4.	The registered address of Sinopec Corp. is at:

22 Chaoyangmen North Street
Chaoyang District
Beijing
Post Code: 100728
The People’s Republic of China

Telephone No.: +86(10) 59960028
Facsimile No.: +86(10) 59960386

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#   Executive Director
*   Non-executive Director
+  Independent Non-executive Director

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Proxy Form for the First Extraodinary General Meeting for the Year 2014

Number of Shares related to this proxy form (Note 1)

I (We)(note 2)

of

being the holder(s) of
H Share(s)/A Share(s)(note 3) of RMB1.00 each of China Petroleum & Chemical Corporation (“Sinopec Corp.”) now
appoint(note 4)

(I.D. No.:__________________________of__________________________Tel. No.:__________________________)/the chairman of the meeting as my (our) proxy to attend and vote for me (us) on the following resolutions in accordance with the instruction(s) below and on my (our) behalf at the first extraodinary general meeting of Sinopec Corp. for the year 2014 (“EGM”) to be held at 9:00 a.m. on Tuesday, 23 December 2014 at Swissotel Beijing, Hong Kong Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, China, for the purpose of considering and, if thought fit, passing those resolutions as set out in the notice convening the EGM. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion.

Ordinary Resolutions	For(note 5)	Against(note 5)
To consider the resolution relating to the Shanghai Petrochemical A Share Option Incentive Scheme (Draft) (上海石化A股股票期權激勵計劃（草案）)
To consider the resolution relating to provision of external guarantees

Date:___________________________2014	Signature(s):___________________________(note 6)

Notes:

1.
Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of Sinopec Corp. registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.

3.	Please delete as appropriate.

4.
Please insert the name and address of your proxy. If this is left blank, the chairman of the EGM will act as your proxy. One or more proxies, who may not be member(s) of Sinopec Corp., may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

5.
Attention: If you wish to vote FOR any resolution, please indicate with a “F” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “F” in the appropriate space under “Against”. In the absence of any such indication, the proxy will vote or abstain at his discretion.

6.
This form of proxy must be signed under hand by you or your attorney duly authorised in writing on your behalf. If the appointor is a legal person, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

7.
In the case of joint holders of shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting in person or by proxy, the vote of the person, whose name stands first on the register of members of the Company in respect of such share shall be accepted.

8.
This form of proxy together with the power of attorney or other authorization document(s) which have been notarised must be delivered, in the case of holders of A shares, to Sinopec Corp. at 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, the People’s Republic of China or, in the case of holders of H Shares, to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong at least 24 hours before the time designated for the holding of the on-site EGM.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Reply Slip for the First Extraordinary General Meeting for the Year 2014

I(We)(1)

of	Tel. No.:

being the holder(s) of(2)____________________________H Share(s)/A Share(s) of RMB1.00 each in the capital of China Petroleum & Chemical Corporation (“Sinopec Corp.”) hereby confirm that I (we) or my (our) proxy wish to attend the first extraordinary general meeting of Sinopec Corp. for the year 2014 (the “EGM”) to be held at 9:00 a.m. on Tuesday, 23 December 2014 at Swissotel Beijing, Hong Kong Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, China.

Signature(s): _____________________________

Date: ___________________________________

Notes:

1.	Please insert full name(s) (in Chinese or in English) and registered address(es) (as shown in the register of members) in block letters.

2.	Please insert the number of shares registered under your name(s).

3.
The completed and signed reply slip should be delivered to Sinopec Corp. by post, by fax or by hand at 22 Chaoyangmen North Street Chaoyang District, Beijing 100728, PRC (or via fax no.: (+86)10 5996 0386) such that the same shall be received by Sinopec Corp. on or before Wednesday, 3 December 2014. Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the EGM.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: November 8, 2014